UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number 001-38176

Venator Materials PLC
(Exact name of Registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Titanium House, Hanzard Drive, Wynyard Park
Stockton-On-Tees, TS22 5FD, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F   ☐ Form 40-F

This Report on Form 6-K is incorporated by reference into the registration statements on Form S-3 (File No. 333-238699) and on Form S-8 (File No. 333-219982 and File No. 333-253826) of Venator Materials PLC, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

GENERAL

Except when the context otherwise requires or where otherwise indicated, (1) all references to "Venator," the "Company," "we," "us" and "our" refer to Venator Materials PLC or one or more of its direct or indirect subsidiaries, as the case may be and the context indicates, (2) all references to "Huntsman" refer to Huntsman Corporation and its subsidiaries, (3) all references to the "Titanium Dioxide" segment or business refer to the titanium dioxide ("TiO2") business of Venator, (4) all references to the "Performance Additives" segment or business refer to the functional additives, color pigments, timber treatment and former water treatment businesses of Venator, and (5) we refer to the internal reorganization prior to our initial public offering ("IPO"), the separation transactions initiated to separate the Venator business from Huntsman’s other businesses, including the entry into and effectiveness of the separation agreement and ancillary agreements, and the financing arrangements and debt, comprising the senior secured term loan facility (the "Term Loan Facility"), the asset-backed revolving credit facility (the "ABL Facility" and, together with the Term Loan Facility, the "Senior Credit Facilities") and the 5.75% senior unsecured notes due 2025 (the "Senior Unsecured Notes"), including the use of the net proceeds of the Senior Credit Facilities and the Senior Unsecured Notes, which were used to repay intercompany debt we owed to Huntsman and to pay related fees and expenses, as the "separation," which occurred on August 8, 2017.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information set forth in this report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). All statements other than historical or current factual information are forward-looking statements, including without limitation statements regarding: projections of revenue, expenses, profit, margins, tax rates, tax provisions, cash flows, pension and benefit obligations and funding requirements, our liquidity position or other projected financial measures; management’s plans and strategies for future operations, including statements relating to anticipated operating performance, cost reductions, construction cost estimates, restructuring activities, new product and service developments, competitive strengths or market position, acquisitions, divestitures, spin-offs or other distributions, strategic opportunities, securities offerings, share repurchases, dividends and executive compensation; growth, declines and other trends in markets we sell into; new or modified laws, regulations and accounting pronouncements; legal proceedings, environmental, health and safety ("EHS") matters, tax audits and assessments and other contingent liabilities; foreign currency exchange rates and fluctuations in those rates; general economic and capital markets conditions; the timing of any of the foregoing; assumptions underlying any of the foregoing; and any other statements that address events or developments that we intend or believe will or may occur in the future. In some cases, forward-looking statements can be identified by terminology such as "believes," "expects," "may," "will," "should," "anticipates," "estimates" or "intends" or the negative of such terms or other comparable terminology, or by discussions of strategy. We may also make additional forward-looking statements from time to time. All such subsequent forward-looking statements, whether written or oral, by us or on our behalf, are also expressly qualified by these cautionary statements.

Forward-looking statements are based on certain assumptions and expectations of future events which may not be accurate or realized. Forward-looking statements also involve risks and uncertainties, many of which are beyond our control. Important factors that may materially affect such forward-looking statements and projections include:

•volatile global economic conditions and a downturn in the worldwide economy due to inflation, geopolitics, or other factors;
•changes to the prices at which we purchase raw materials and energy, any interruptions in supply of raw materials and energy, or any changes in regulations impacting raw materials and our supply chain;
•the impacts and duration of the COVID-19 pandemic and the measures put in place by governments in response, on the global economy and all aspects of our business, including our employees, customers, suppliers, partners' results of operations, financial condition and liquidity;
•the economic and other impacts from the military conflict between Russia and Ukraine and the global response to such conflict, including economic sanctions;
•cyclical and volatile demand for TiO2 products;
•highly competitive industries and the need to innovate and develop new products;
•industry production capacity and operating rates;

•high levels of indebtedness;
•our ability to maintain sufficient cash flow to fund our operations and capital expenditures and service our debt;
•our ability to refinance our indebtedness and obtain future capital on favorable terms;
•planned and unplanned production shutdowns, turnarounds, outages and other disruptions at our facilities or our suppliers' manufacturing facilities;
•impacts of climate change and increasing climate change regulations;
•increased manufacturing, labeling and waste disposal regulations associated with some of our products, including the classification of TiO2 as a carcinogen in the European Union ("EU") or any increased regulatory scrutiny;
•our ability to successfully grow and transform our business including by way of acquisitions, divestitures and restructuring activities;
•the costs associated with site closures, including our Pori facility;
•execution of our cost reduction programs and initiatives;
•our ability to realize financial and operational benefits from our operational improvement plans and initiatives;
•fluctuations in currency exchange rates, interest rates and tax rates;
•our ability to adequately protect our information technology systems, some of which are critical to our business;
•changes to laws, regulations or the interpretation thereof;
•differences in views with our joint venture participants;
•EHS laws and regulations;
•economic conditions and regulatory changes following the exit of the United Kingdom (the "U.K.") from the EU (often referred to as "Brexit");
•seasonal sales patterns in our product markets;
•our ability to comply with expanding data privacy regulations;
•our ability to maintain effective internal controls over financial reporting and disclosure;
•our indemnification of Huntsman;
•financial difficulties and related problems experienced by our customers, vendors, suppliers and other business partners;
•conflicts, military actions, terrorist attacks, public health crises, cyber-attacks and general instability;
•failure to enforce our intellectual property rights; and
•our ability to effectively manage our labor force.

All forward-looking statements, including, without limitation, management’s examination of historical operating trends, are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them, but there can be no assurance that management’s expectations, beliefs and projections will result or be achieved. All forward-looking statements apply only as of the date made. We undertake no obligation to publicly update or revise forward-looking statements whether because of new information, future events or otherwise, except as required by securities and other applicable law.

There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in or contemplated by this report. Any forward-looking statements should be considered in light of the risks set forth in "Part II. Item 1A. Risk Factors."

PART I – FINANCIAL INFORMATION

ITEM 1. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

VENATOR MATERIALS PLC AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

(In millions, except par value)	September 30, 2022	December 31, 2021
ASSETS
Current assets:
Cash and cash equivalents(a)	$45	$156
Accounts receivable (net of allowance for doubtful accounts of $3 and $4, respectively)(a)	339	363
Accounts receivable from affiliates	1	8
Inventories(a)	596	478
Prepaid expenses	43	23
Other current assets	58	61
Total current assets	1,082	1,089
Property, plant and equipment, net(a)	693	848
Operating lease right-of-use assets, net(a)	24	30
Intangible assets, net(a)	3	11
Investment in unconsolidated affiliates	112	101
Deferred income taxes	55	77
Other noncurrent assets	175	208
Total assets	$2,144	$2,364
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable(a)	$331	$360
Accounts payable to affiliates	21	17
Accrued liabilities(a)	108	125
Current operating lease liability	5	6
Current portion of debt(a)	24	5
Total current liabilities	489	513
Long-term debt	947	949
Operating lease liability	21	28
Other noncurrent liabilities	241	285
Noncurrent payable to affiliates	21	21
Total liabilities	1,719	1,796
Commitments and contingencies (Notes 11 and 12)
Equity
Ordinary shares $0.001 par value, 200 shares authorized, each, 108 and 107 issued and outstanding, respectively	—	—
Additional paid-in capital	1,342	1,337
Accumulated deficit	(420)	(460)
Accumulated other comprehensive loss	(502)	(314)
Total Venator Materials PLC shareholders' equity	420	563
Noncontrolling interest in subsidiaries	5	5
Total equity	425	568
Total liabilities and equity	$2,144	$2,364

(a) At September 30, 2022 and December 31, 2021, the following amounts from consolidated variable interest entities are included in the respective balance sheet captions above: $5 and $4 of cash and cash equivalents; $9 and $7 of accounts receivable, net; $4 and $2 of inventories; $3 each of property, plant and equipment, net; $3 and $5 of intangible assets, net; $2 and $3 of accounts payable; $2 and $3 of accrued liabilities. See "Note 5. Variable Interest Entities."

See notes to unaudited condensed consolidated financial statements.

VENATOR MATERIALS PLC AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
(Dollars in millions, except per share amounts)	2022	2021	2022	2021
Trade sales, services and fees, net	$506	$557	$1,807	$1,677
Cost of goods sold	508	511	1,677	1,529
Operating expenses:
Selling, general and administrative	36	37	112	116
Restructuring, impairment, and plant closing and transition costs	5	35	21	60
Other operating (income) expense, net	(13)	5	(17)	13
Total operating expenses	28	77	116	189
Operating (loss) income	(30)	(31)	14	(41)
Interest expense	(20)	(18)	(55)	(53)
Interest income	4	3	11	9
Other income, net	2	3	93	10
(Loss) income before income taxes	(44)	(43)	63	(75)
Income tax expense	(4)	(4)	(18)	(14)
Net (loss) income	(48)	(47)	45	(89)
Net income attributable to noncontrolling interests	(2)	—	(5)	(2)
Net (loss) income attributable to Venator	$(50)	$(47)	$40	$(91)

Per Share Data:
(Loss) income attributable to Venator Materials PLC ordinary shareholders, basic	$(0.46)	$(0.44)	$0.37	$(0.85)
(Loss) income attributable to Venator Materials PLC ordinary shareholders, diluted	$(0.46)	$(0.44)	$0.37	$(0.85)

See notes to unaudited condensed consolidated financial statements.

VENATOR MATERIALS PLC AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
(Dollars in millions)	2022	2021	2022	2021
Net (loss) income	$(48)	$(47)	$45	$(89)
Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustment	(101)	(23)	(191)	(30)
Pension and other postretirement benefits adjustments	1	(3)	3	5
Hedging instruments	(4)	5	(2)	9
Adjustments to equity method investments	—	—	2	—
Total other comprehensive loss, net of tax	(104)	(21)	(188)	(16)
Comprehensive loss	(152)	(68)	(143)	(105)
Comprehensive income attributable to noncontrolling interest	(2)	—	(5)	(2)
Comprehensive loss attributable to Venator	$(154)	$(68)	$(148)	$(107)

See notes to unaudited condensed consolidated financial statements.

VENATOR MATERIALS PLC AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF EQUITY
(Unaudited)

	Total Venator Materials PLC Equity
	Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Noncontrolling Interest in Subsidiaries	Total
(In millions)	Shares	Amount
Balance, January 1, 2022	107	$—	$1,337	$(460)	$(314)	$5	$568
Net loss	—	—	—	(3)	—	1	(2)
Other comprehensive loss, net of tax	—	—	—	—	(20)	—	(20)
Dividends paid to noncontrolling interests	—	—	—	—	—	(1)	(1)
Activity related to stock plans	—	—	1	—	—	—	1
Balance, March 31, 2022	107	$—	$1,338	$(463)	$(334)	$5	$546
Net income	—	—	—	93	—	2	95
Other comprehensive loss, net of tax	—	—	—	—	(64)	—	(64)
Dividends paid to noncontrolling interests	—	—	—	—	—	(2)	(2)
Activity related to stock plans	—	—	2	—	—	—	2
Balance, June 30, 2022	107	$—	$1,340	$(370)	$(398)	$5	$577
Net loss	—	—	—	(50)	—	2	(48)
Other comprehensive loss, net of tax	—	—	—	—	(104)	—	(104)
Dividends paid to noncontrolling interests	—	—	—	—	—	(2)	(2)
Activity related to stock plans	1	—	2	—	—	—	2
Balance, September 30, 2022	108	$—	$1,342	$(420)	$(502)	$5	$425

	Total Venator Materials PLC Equity
	Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Noncontrolling Interest in Subsidiaries	Total
(In millions)	Shares	Amount
Balance, January 1, 2021	107	$—	$1,330	$(383)	$(329)	$6	$624
Net loss	—	—	—	(21)	—	1	(20)
Other comprehensive loss, net of tax	—	—	—	—	(7)	—	(7)
Dividends paid to noncontrolling interests	—	—	—	—	—	(1)	(1)
Activity related to stock plans	—	—	1	—	—	—	1
Balance, March 31, 2021	107	$—	$1,331	$(404)	$(336)	$6	$597
Net loss	—	—	—	(23)	—	1	(22)
Other comprehensive income, net of tax	—	—	—	—	12	—	12
Dividends paid to noncontrolling interests	—	—	—	—	—	(1)	(1)
Activity related to stock plans	—	—	2	—	—	—	2
Balance, June 30, 2021	107	$—	$1,333	$(427)	$(324)	$6	$588
Net loss	—	—	—	(47)	—	—	(47)
Other comprehensive loss, net of tax	—	—	—		(21)	—	(21)
Dividends paid to noncontrolling interests	—	—	—	—	—	(1)	(1)
Activity related to stock plans	—	—	2	—	—	—	2
Balance, September 30, 2021	107	$—	$1,335	$(474)	$(345)	$5	$521

See notes to unaudited condensed consolidated financial statements.

VENATOR MATERIALS PLC AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Nine months ended September 30,
(Dollars in millions)	2022	2021
Operating Activities:
Net income (loss)	$45	$(89)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	84	89
Deferred income taxes	12	3
Noncash restructuring and impairment charges	2	7
Noncash legal settlement	(10)	—
Noncash (gain) loss on foreign currency transactions	(5)	4
Noncash loss on disposal of businesses/assets, net	(1)	1
Other, net	9	11
Changes in operating assets and liabilities:
Accounts receivable	(11)	(79)
Inventories	(198)	8
Prepaid expenses	(24)	(7)
Other current assets	(5)	1
Other noncurrent assets	(7)	(42)
Accounts payable	38	64
Accrued liabilities	(10)	(2)
Other noncurrent liabilities	(6)	33
Net cash (used in) provided by operating activities	(87)	2
Investing Activities:
Capital expenditures	(48)	(47)
Cash received from unconsolidated affiliates	44	19
Investment in unconsolidated affiliates	(53)	(21)
Proceeds from sale of business/assets	2	6
Other investing activities	—	(4)
Net cash used in investing activities	(55)	(47)
Financing Activities:
Net proceeds (repayments) on short-term debt	3	(2)
Proceeds from notes payable	23	—
Repayment of third-party debt	(8)	(4)
Proceeds from the termination of cross currency swap contracts	24	—
Dividends paid to noncontrolling interests	(5)	(3)
Other financing activities	—	(3)
Net cash provided by (used in) financing activities	37	(12)
Effect of exchange rate changes on cash	(6)	(2)
Net change in cash and cash equivalents	(111)	(59)
Cash and cash equivalents at beginning of period	156	220
Cash and cash equivalents at end of period	$45	$161

Supplemental cash flow information:
Cash paid for interest excluding hedging activity	$57	$58
Cash paid for income taxes	5	5
Supplemental disclosure of noncash activities:
Capital expenditures included in accounts payable as of September 30, 2022 and 2021, respectively.	$8	$21

See notes to unaudited condensed consolidated financial statements.

VENATOR MATERIALS PLC AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Description of Business, Basis of Presentation, and Recent Developments

Description of Business

Venator became an independent publicly traded company following our IPO and separation from Huntsman Corporation in August 2017. Venator operates in two segments: Titanium Dioxide and Performance Additives. The Titanium Dioxide segment primarily manufactures and sells TiO2, and operates seven TiO2 manufacturing facilities across the globe. The Performance Additives segment manufactures and sells functional additives, color pigments, and timber treatment chemicals. This segment operates 13 manufacturing and processing facilities globally.

Basis of Presentation

Our unaudited condensed consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP" or "U.S. GAAP") and in management’s opinion reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of results of operations, comprehensive loss, financial condition and cash flows for the periods presented. Results for interim periods are not necessarily indicative of those to be expected for the full year. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes to consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2021 for our Company.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In the notes to the unaudited condensed consolidated financial statements, all dollar and share amounts in tabulations, except per share amounts, are in millions unless otherwise indicated.

Sale of our Iron Oxide Business

On November 14, 2022, we entered into a definitive agreement with Cathay Industries to divest the iron oxide business from within the Color Pigments business (the “disposal group”) for an approximate enterprise value of $140 million, consisting of a purchase price of $140 million, less closing indebtedness of $20 million plus primary working capital and closing cash adjustments as of the closing date (approximately $6 million based upon the latest carve out financial statements, dated June 30, 2022), to be paid in cash on March 31, 2023, which is the anticipated closing date.

Based on the purchase price of the disposal group and the proceeds from the sale-leaseback transaction, we estimate that we will recognize a pre-tax loss in the amount of $35 million to $45 million in the fourth quarter of 2022 relating to the disposal group, subject to finalization of purchase price adjustments, and we anticipate the sale will result in a decrease in cash taxes for the Company.

As of September 30, 2022, these assets were classified as held and used in accordance with ASC 360 because of the perceived uncertainty involved in reaching an agreement and completing a sale as of that date. We evaluated the Color Pigments Business for impairment and concluded the carrying value of the Color Pigments business was recoverable as of September 30, 2022.

Sale-Leaseback of our Los Angeles Color Pigments Facility

We received proceeds of $42 million, net of $9 million of taxes and other expenses, during the fourth quarter of 2022 as a result of the $51 million sale-leaseback transaction for our color pigments facility located in Los Angeles, California.

Note 2. Recently Issued Accounting Pronouncements

Accounting Pronouncements Pending Adoption in Future Periods

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848). The amendments in this ASU temporarily simplify the accounting for contract modifications, including hedging relationships, due to the transition from London Interbank Offering Rate ("LIBOR") and other interbank offered rates to alternative reference interest rates. In January 2021, the FASB issued ASU No. 2021-01, Reference Rate Reform (Topic 848): Scope, which provided clarifying guidance to ASU 2020-04. Under ASU No. 2021-01, entities can elect not to remeasure contracts at the modification date or reassess a previous accounting determination if certain conditions are met. These ASUs were effective upon issuance and generally can be applied to applicable contract modifications through December 31, 2022. Currently our Term Loan Facility references LIBOR-based rates. Our credit facilities either contain, or will contain, provisions specifying alternative interest rate calculations to be employed when LIBOR ceases to be available as a benchmark. We do not expect a significant impact to our operating results, financial position or cash flows from the transition from LIBOR to alternative reference interest rates, but we will continue to monitor the impact of this transition until it is completed.

Note 3. Revenue

We generate substantially all of our revenues through sales of inventory in the open market and via long-term supply agreements. At contract inception, we assess the goods promised in our contracts and identify a performance obligation for each promise to transfer to the customer a distinct good. In substantially all cases, a contract has a single performance obligation to deliver a promised good to the customer. Revenue is recognized when the performance obligations under the terms of our contracts are satisfied. Generally, this occurs at the time of shipping, at which point the control of the goods transfers to the customer. Further, in determining whether control has transferred, we consider if there is a present right to payment and legal title, along with risks and rewards of ownership having transferred to the customer. Revenue is measured as the amount of consideration we expect to receive in exchange for transferred goods. Sales, value added, and other taxes we collect concurrent with revenue-producing activities are excluded from revenue. Incidental items that are immaterial in the context of the contract are recognized as expense. We have elected to account for all shipping and handling activities as fulfillment costs. We recognize these costs for shipping and handling when control over products have transferred to the customer as an expense in cost of goods sold. We have also elected to expense commissions when incurred as the amortization period of the commission asset that we would have otherwise recognized is less than one year.

The following table disaggregates our revenues by major geographical region for the three and nine months ended September 30, 2022 and 2021:

	Three months ended September 30, 2022			Nine months ended September 30, 2022
	Titanium Dioxide	Performance Additives	Total	Titanium Dioxide	Performance Additives	Total
Europe	$148	$44	$192	$648	$153	$801
North America	117	76	193	318	217	535
APAC	61	21	82	261	67	328
Other	35	4	39	130	13	143
Total Revenues	$361	$145	$506	$1,357	$450	$1,807

	For the Three Months Ended September 30, 2021			For the Nine Months Ended September 30, 2021
	Titanium Dioxide	Performance Additives	Total	Titanium Dioxide	Performance Additives	Total
Europe	$217	$48	$265	$647	$163	$810
North America	81	55	136	236	175	411
APAC	90	20	110	254	67	321
Other	42	4	46	122	13	135
Total Revenues	$430	$127	$557	$1,259	$418	$1,677
The following table disaggregates our revenues by major product line for the three and nine months ended September 30, 2022 and 2021:

	Three months ended September 30, 2022			For the Nine Months Ended September 30, 2022
	Titanium Dioxide	Performance Additives	Total	Titanium Dioxide	Performance Additives	Total
TiO2	$361	$—	$361	$1,357	$—	$1,357
Color Pigments	—	73	73	—	238	238
Functional Additives	—	31	31	—	104	104
Timber Treatment	—	41	41	—	108	108
Total Revenues	$361	$145	$506	$1,357	$450	$1,807

	For the Three Months Ended September 30, 2021			For the Nine Months Ended September 30, 2021
	Titanium Dioxide	Performance Additives	Total	-	Performance Additives	Total
TiO2	$430	$—	$430	$1,259	$—	$1,259
Color Pigments	—	74	74	—	222	222
Functional Additives	—	29	29	—	100	100
Timber Treatment	—	24	24	—	87	87
Water Treatment [1]	—	—	—	—	9	9
Total Revenues	$430	$127	$557	$1,259	$418	$1,677
1 Water treatment business was sold in May 2021.

The amount of consideration we receive and revenue we recognize is based upon the terms stated in the sales contract, which may contain variable consideration such as discounts or rebates. We also give our customers a limited right to return products that have been damaged, do not satisfy their specifications, or for other specific reasons. Payment terms on product sales to our customers typically range from 30 days to 90 days. Although certain exceptions exist where standard payment terms are exceeded, these instances are infrequent and do not exceed one year. Discounts are allowed for some customers for early payment or if certain volume commitments are met. As our standard payment terms are less than one year, we have elected to not assess whether a contract has a significant financing component. In order to estimate the applicable variable consideration at the time of revenue recognition, we use historical and current trend information to estimate the amount of discounts, rebates, or returns to which customers are likely to be entitled. Historically, actual discount or rebate adjustments relative to those estimated and accrued at the point of which revenue is recognized have not materially differed.

Note 4. Inventories

Inventories are stated at the lower of cost or market, with cost determined using first-in, first-out and average cost methods for different components of inventory. Inventories at September 30, 2022 and December 31, 2021 consisted of the following:

	September 30, 2022	December 31, 2021
Raw materials and supplies	$229	$185
Work in process	52	51
Finished goods	315	242
Total	$596	$478

Note 5. Variable Interest Entities

We evaluate our investments and transactions to identify variable interest entities for which we are the primary beneficiary. We hold a variable interest in the following joint ventures for which we are the primary beneficiary:

•Pacific Iron Products Sdn Bhd is our 50%-owned joint venture with Coogee Chemicals that manufactures products for Venator. It was determined that the activities that most significantly impact its economic performance are raw material supply, manufacturing and sales. In this joint venture we supply all the raw materials through a fixed cost supply contract, operate the manufacturing facility and market the products of the joint venture to customers. Through a fixed price raw materials supply contract with the joint venture we are exposed to the risk related to the fluctuation of raw material pricing. As a result, we concluded that we are the primary beneficiary.

•Viance, LLC ("Viance") is our 50%-owned joint venture with Lanxess. Viance markets timber treatment products for Venator. We have determined that the activity that most significantly impacts Viance’s economic performance is manufacturing. The joint venture sources all of its products through a contract manufacturing arrangement at our Harrisburg, North Carolina facility and we bear a disproportionate amount of working capital risk of loss due to the supply arrangement whereby we control manufacturing on Viance’s behalf. As a result, we concluded that we are the primary beneficiary.

Creditors of these entities have no recourse to Venator’s general credit. As the primary beneficiary of these variable interest entities at September 30, 2022, the joint ventures’ assets, liabilities and results of operations are included in Venator’s unaudited condensed consolidated financial statements.

The revenues, income before income taxes and net cash provided by operating activities for our variable interest entities for the three and nine months ended September 30, 2022 and 2021 are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Revenues	$34	$18	$90	$67
Income before income taxes	4	—	10	5
Net cash provided by operating activities	5	2	12	10

Note 6. Restructuring, Impairment, and Plant Closing and Transition Costs

Venator has initiated various restructuring programs in an effort to reduce operating costs and maximize operating efficiency.

Restructuring Activities

Company-wide Restructuring

In December 2020, we implemented a plan to decommission certain existing equipment in a section of our Duisburg, Germany titanium dioxide and functional additives manufacturing site. As part of the program, we recorded a restructuring expense of nil for the three and nine months ended September 30, 2022. We recorded a restructuring credit of $5 million and restructuring expense of $10 million for the three and nine months ended September 30, 2021, all of which was related to employee benefits. We expect to incur additional cash charges of approximately $4 million through the end of 2023, all of which relates to employee costs. We expect $2 million of these future costs will relate to the Titanium Dioxide segment and $2 million will relate to the Performance Additives segment.

Titanium Dioxide Segment

In March 2017, we implemented a plan to close the white-end finishing and packaging operation of our titanium dioxide manufacturing facility at our Calais, France site. The announced plan followed the 2015 closure of the black-end manufacturing operations and resulted in the closure of the entire facility. As part of the program, we recorded restructuring and plant closure expense of $1 million and $3 million for the three and nine months ended September 30, 2022, and $1 million and $8 million for the three and nine months ended September 30, 2021, all of which related to plant shutdown costs. $1 million and $5 million of the plant shutdown costs recorded in the three and nine months ended September 30, 2021 were non-restructuring plant closure costs. We expect to incur additional cash plant shutdown costs for our Calais, France facility of approximately $10 million through 2024.

In September 2018, we implemented a plan to close our Pori, Finland titanium dioxide manufacturing facility. We recorded $4 million of restructuring and plant closing costs for the three months ended September 30, 2022, all of which was restructuring expense related to cash plant shutdown costs. We recorded $17 million of restructuring and plant closing costs for the nine months ended September 30, 2022, of which approximately $13 million was restructuring expense related to the plan and $4 million was non-restructuring plant shutdown expenses. Restructuring expense for the nine months ended September 30, 2022 was comprised of $11 million related to cash plant shutdown costs and $2 million related to accelerated depreciation.

We recorded restructuring expense related to our Pori, Finland manufacturing facility of $39 million for the three months ended September 30, 2021, of which approximately $3 million was restructuring expense related to the plan and $36 million was non-restructuring plant shutdown costs. Restructuring expense related to the plan consisted of $1 million of plant shutdown costs and $2 million of accelerated depreciation. We recorded restructuring expense of $42 million for the nine months ended September 30, 2021, of which $36 million was non-restructuring plant shutdown costs, and $6 million was restructuring expense related to the plan. Restructuring expense related to the plan consisted of $3 million related to cash plant shutdown costs, $1 million related to cash other employee costs and $2 million related to accelerated depreciation.

We expect to incur additional charges related to our Pori facility of approximately $23 million through the end of 2025, of which $1 million relates to accelerated depreciation, $20 million relates to plant shut down costs, $1 million relates to other employee costs and $1 million relates to the write off of other assets. Future charges consist of $2 million of noncash costs and $21 million of cash costs.

Performance Additives Segment

In May 2021, we completed the sale of our water treatment business for approximately $6 million in cash. We recorded a loss on disposal of $2 million which is included in Other income in our unaudited condensed consolidated statements of operations.

Accrued Restructuring Costs

As of September 30, 2022 and December 31, 2021, current and non-current accrued restructuring costs by type of cost and year of initiative consisted of the following:

	Workforce reductions(1)	Other restructuring costs	Total(2)
Accrued restructuring costs as of December 31, 2021	$22	$—	$22
2022 charges for 2018 and prior initiatives	1	12	13
2022 charges for 2019 initiatives	2	—	2
2022 payments for 2018 and prior initiatives	(3)	(12)	(15)
2022 payments for 2019 initiatives	(2)	—	(2)
2022 payments for 2020 initiatives	(11)	—	(11)
Foreign currency effect on liability balance	(2)	—	(2)
Accrued restructuring costs as of September 30, 2022	$7	$—	$7

(1)The total workforce reduction reserves of $7 million relate to the termination of 41 positions, of which 34 positions have been terminated but require future payment as of September 30, 2022.
(2)Accrued liabilities remaining at September 30, 2022 and December 31, 2021 by year of initiatives were as follows:

	September 30, 2022	December 31, 2021
2018 initiatives and prior	$5	$8
2019 initiatives	—	—
2020 initiatives	2	14
Total	$7	$22

Details with respect to our reserves for restructuring are provided below by segment and initiative:

	Titanium Dioxide	Performance Additives	Total
Accrued restructuring costs as of December 31, 2021	$21	$1	$22
2022 charges for 2018 and prior initiatives	13	—	13
2022 charges for 2019 initiatives	—	2	2
2022 payments for 2018 and prior initiatives	(15)	—	(15)
2022 payments for 2019 initiatives	—	(2)	(2)
2022 payments for 2020 initiatives	(11)	—	(11)
Foreign currency effect on liability balance	(2)	—	(2)
Accrued restructuring costs as of September 30, 2022	$6	$1	$7
Current portion of restructuring reserves			$4
Long-term portion of restructuring reserves			$3

Restructuring, Impairment and Plant Closing and Transition Costs

Details with respect to restructuring, impairment and plant closing and transition costs for the three and nine months ended September 30, 2022 and 2021 are provided below:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Cash restructuring charges	$5	$(4)	$15	$17
Accelerated depreciation	—	2	2	2
Other plant closure costs	—	37	4	41
Total Restructuring, Impairment and Plant Closing and Transition Costs	$5	$35	$21	$60

Note 7. Debt

Outstanding debt, excluding finance leases and net of remaining unamortized discount and issuance costs of $10 million and $14 million as of September 30, 2022 and December 31, 2021, respectively, consisted of the following:

	September 30, 2022	December 31, 2021
Term Loan Facility due August 2024	$354	$356
Senior Secured Notes due July 2025	219	217
Senior Unsecured Notes due July 2025	373	372
Other	20	1
Total debt	966	946
Less: short-term debt and current portion of long-term debt	24	4
	$942	$942

The estimated fair value of the Term Loan Facility was $313 million and $359 million as of September 30, 2022 and December 31, 2021, respectively. The estimated fair value of the Senior Secured Notes was $219 million and $247 million as of September 30, 2022 and December 31, 2021, respectively. The estimated fair value of the Senior Unsecured Notes was $257 million and $362 million as of September 30, 2022 and December 31, 2021, respectively. The estimated fair values of the Term Loan Facility, Senior Secured Notes and Senior Unsecured Notes are based upon quoted market prices (Level 1).

The aggregate principal outstanding under our ABL Facility was nil as of September 30, 2022 and December 31, 2021, each.

Senior Credit Facilities

Our Senior Credit Facilities provide for first lien senior secured financing of up to $705 million, consisting of:

•the Term Loan Facility in an aggregate principal amount of $375 million, with a maturity date of August 2024; and
•the ABL Facility in an aggregate principal amount of up to $330 million, with a maturity of October 15, 2026, or if earlier, 91 days prior to maturity of any indebtedness in an amount in excess of $75 million.

The Term Loan Facility amortizes in aggregate annual amounts equal to 1% of the original principal amount of the Term Loan Facility and is paid quarterly.

Availability to borrow under the ABL Facility is subject to a borrowing base calculation comprising both accounts receivable and inventory in the U.S., Canada, the U.K. and Germany and only accounts receivable in France and Spain. Thus, the base calculation may fluctuate from time to time and may be further impacted by the lenders’ discretionary ability to impose reserves and availability blocks that might otherwise incrementally increase or decrease borrowing availability. The borrowing base calculation as of September 30, 2022, after taking account of $45 million reserved for letters of credit available to be issued by one of our lenders, is approximately $279 million of which $233 million is available to be drawn as a result of approximately $46 million of letters of credit issued and outstanding.

Borrowings under the Term Loan Facility bear interest at a rate equal to, at Venator’s option, either (a) a LIBOR based rate determined by reference to the costs of funds for Eurodollar deposits for the interest period relevant to such borrowing, adjusted for certain additional costs subject to an interest rate floor to be agreed or (b) a base rate determined by reference to the highest of (i) the rate of interest per annum determined from time to time by JPMorgan Chase Bank, N.A. as its prime rate in effect at its principal office in New York City, (ii) the federal funds rate plus 0.50% per annum and (iii) the one-month adjusted LIBOR plus 1.00% per annum, in each case plus an applicable margin to be agreed upon. Borrowings under the ABL Facility bear interest at a variable rate equal to an applicable margin based on the applicable quarterly average excess availability under the ABL Facility plus either a LIBOR or a base rate. The applicable margin percentage is calculated and established once every three calendar months and varies from 150 to 200 basis points for LIBOR loans depending on the quarterly average excess availability under the ABL Facility for the immediately preceding three-month period. The Senior Credit Facilities contain covenants that are usual and customary for facilities of this type, including events of default and financial, affirmative and negative covenants. In addition, the ABL Facility contains a springing financial covenant that requires the Company and its restricted subsidiaries to maintain a consolidated fixed charge coverage ratio of at least 1:1 for certain periods of time, if borrowing availability is less than a specified threshold. The Senior Credit Facilities contain customary change of control provisions, the breach of which entitle the lenders to take various actions, including the acceleration of amounts due under the facility.

Senior Secured Notes

On May 22, 2020, we completed an offering of $225 million in aggregate principal amount of senior secured notes (the "Senior Secured Notes") due on July 1, 2025 at 98% of their face value. The Senior Secured Notes are obligations of our wholly owned subsidiaries, Venator Finance S.à r.l. and Venator Materials LLC (the "Issuers") and bear interest of 9.5% per year payable semi-annually in arrears. The Senior Secured Notes are guaranteed on a senior secured basis by Venator and each of Venator's restricted subsidiaries (other than the Issuers and certain other excluded subsidiaries) that is a guarantor under Venator's Term Loan Facility and ABL Facility. The Senior Secured Notes are secured on a first-priority basis by liens on all of the assets that secure the Term Loan Facility on a first-priority basis and are secured on a second-priority basis in all inventory, accounts receivable, deposit accounts, securities accounts, certain related assets and other current assets that secure the ABL Facility on a first-priority basis and the Term Loan Facility on a second-priority basis, in each case, other than certain excluded assets. The Senior Secured Notes contain covenants that are usual and customary for facilities of this type, including events of default and financial, affirmative and negative covenants. Upon the occurrence of certain change of control events, holders of the Venator Senior Secured Notes will have the right to require that the Issuers purchase all or a portion of such holder’s Senior Secured Notes in cash at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase.

Senior Unsecured Notes

Our Senior Unsecured Notes are general unsecured senior obligations of the Issuers and are guaranteed on a general unsecured senior basis by Venator and certain of Venator’s subsidiaries. The indenture related to the Senior Unsecured Notes imposes certain limitations on the ability of Venator and certain of its subsidiaries to, among other things, incur additional indebtedness secured by any principal properties, incur indebtedness of non-guarantor subsidiaries, enter into certain sale and leaseback transactions with respect to any principal properties and consolidate or merge with or into any other person or lease, or sell or transfer all or substantially all of its properties and assets. The Senior Unsecured Notes bear interest of 5.75% per year payable semi-annually and will mature on July 15, 2025. The Senior Unsecured Notes will be redeemable in whole or in part at any time at the redemption prices set forth in the indenture, plus accrued and unpaid interest, if any, up to, but not including, the redemption date. Upon the occurrence of certain change of control events (other than the separation), holders of the Venator Senior Unsecured Notes will have the right to require that the Issuers purchase all or a portion of such holder’s Senior Unsecured Notes in cash at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase.

Guarantees

All obligations under the Senior Credit Facilities are guaranteed by Venator and substantially all of our subsidiaries (the "Guarantors"), and are secured by substantially all of the assets of Venator and the Guarantors, in each case subject to certain exceptions. Lien priority as between the Term Loan Facility and the ABL Facility with respect to the collateral will be governed by an intercreditor agreement.

Letters of Credit
As of September 30, 2022 we had $87 million of issued and outstanding letters of credit and bank guarantees to third parties. Of this amount, $8 million were issued by various banks on an unsecured basis with the remaining $79 million issued from our secured ABL Facility.

Other Short-Term Notes Payable

In the third quarter of 2022 we entered into an agreement to finance the premiums for some of our corporate insurance programs. The premium finance agreement includes an initial amount of $23 million and interest is payable at 4.4% per annum. Payment of principle and interest is due in monthly installments with the final amount payable in June 2023. Approximately $19 million was outstanding at September 30, 2022 and is included in "current portion of debt" on our condensed consolidated balance sheet.

Note 8. Derivative Instruments and Hedging Activities

To reduce cash flow volatility from foreign currency fluctuations, we enter into forward and swap contracts to hedge portions of cash flows of certain foreign currency transactions. We do not use derivative financial instruments for trading or speculative purposes.

Cross-Currency Swaps

In August 2019, we entered into three cross-currency interest rate swaps which notionally exchanged $200 million at a fixed rate of 5.75% for €181 million on which a weighted average rate of 3.73% was payable. The cross-currency swaps were designated as cash flow hedges of a fixed rate U.S. Dollar intercompany loan and the economic effect was to eliminate uncertainty on the U.S. Dollar cash flows.

In May 2022, we terminated the three cross-currency interest rate swaps entered into in 2019, resulting in cash proceeds of $8 million. Concurrently, we entered into three new cross-currency interest rate swaps which notionally exchanged $200 million at a fixed rate of 5.75% for €188 million on which a weighted average rate of 4.11% is payable. The cross-currency swaps have been designated as fair value hedges of a fixed rate U.S. Dollar intercompany loan. The cross-currency swaps were set to mature in July 2025, which was the best estimate of the repayment date on the intercompany loan.

During the third quarter of 2022, we entered into four transactions whereby, in each transaction, we terminated three existing cross-currency swaps and concurrently entered into three new cross-currency interest rate swaps resulting in total cash proceeds of $16 million across all four transactions. As of September 30, 2022 we have three cross-currency interest rate swaps which notionally exchanged $200 million at a fixed rate of 5.75% for €207 million on which a weighted average rate of 4.30% is payable. The cross-currency swaps have been designated as fair value hedges of a fixed rate U.S. Dollar intercompany loan. The cross-currency swaps are set to mature in July 2025, which is the best estimate of the repayment date on the intercompany loan.

We formally assessed the hedging relationship at the inception of the fair value hedge in order to determine whether the derivatives that are used in the hedging transactions are highly effective in offsetting changes in fair value attributable to the hedged item and we will continue to assess the relationship on an ongoing basis. We use the spot method to measure effectiveness of our cross-currency swap agreement, comparing the quarterly change in the spot exchange rates on the USD notional amount underlying the cross-currency swap designated hereunder and the quarterly change in spot exchange rates on the USD debt. Fair value changes attributable to the change in spot foreign currency rates are recognized in foreign exchange gain (loss), and reported in Other operating expense (income) in our condensed consolidated statement of operations, along with the offsetting gains and losses of the related hedged item. We have elected to exclude the forward interest rate differential from the assessment of hedge effectiveness in the fair value hedge and account for it as an excluded component. The changes in fair value of the excluded component of the cross-currency swaps are recorded in Other comprehensive income (loss).

The fair value of these hedges were liabilities of $2 million and $1 million at September 30, 2022 and December 31, 2021, and are recorded as other noncurrent liabilities on our unaudited condensed consolidated balance sheets. We estimate the fair values of our cross-currency swaps by taking into consideration valuations obtained from a third-party valuation service that utilizes an income-based industry standard valuation model for which all significant inputs are observable either directly or indirectly. These inputs include foreign currency exchange rates, credit default swap rates and cross-currency basis swap spreads. The cross-currency swaps have been classified as Level 2 because the fair value is based upon observable market-based inputs or unobservable inputs that are corroborated by market data.

For the nine months ended September 30, 2022 and 2021, the change in accumulated other comprehensive loss associated with hedging activities was a loss of $2 million and a gain of $9 million, respectively. As of September 30, 2022, accumulated other comprehensive loss of nil is expected to be reclassified to earnings during the next twelve months. The actual amount that will be reclassified to earnings over the next twelve months may vary from this amount due to changing market conditions.
We would be exposed to credit losses in the event of nonperformance by a counterparty to our derivative financial instruments. We continually monitor our position and the credit rating of our counterparties, and we do not anticipate nonperformance by the counterparties.

Forward Currency Contracts Not Designated as Hedges

We transact business in various foreign currencies and we enter into currency forward contracts to offset the risks associated with foreign currency exposure. At September 30, 2022 and December 31, 2021, we had $77 million and $68 million, respectively, notional amount (in U.S. Dollar equivalents) outstanding in foreign currency contracts with a term of approximately one month. The contracts are valued using observable market rates (Level 2).

Note 9. Income Taxes

Venator uses the asset and liability method of accounting for income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes. We evaluate deferred tax assets to determine whether it is more likely than not that they will be realized. Valuation allowances are reviewed on a tax jurisdiction basis to analyze whether there is sufficient positive or negative evidence to support a change in judgment about the realizability of the related deferred tax assets for each jurisdiction. These conclusions require significant judgment. In evaluating the objective evidence that historical results provide, we consider the cyclicality of Venator and cumulative income or losses during the applicable period. Cumulative losses incurred over the period limits our ability to consider other subjective evidence such as our projections for the future. Changes in expected future income in applicable tax jurisdictions could affect the realization of deferred tax assets in those jurisdictions.

We recorded income tax expense of $4 million and $4 million for the three months ended September 30, 2022 and 2021, respectively and $18 million and $14 million for the nine months ended September 30, 2022 and 2021, respectively. Our tax expense is significantly affected by the mix of income and losses in tax jurisdictions in which we operate, as impacted by the presence of valuation allowances in certain tax jurisdictions.

Based on management’s ongoing analysis of positive and negative evidence within our Malaysia business we have concluded at September 30, 2022 that there is insufficient positive evidence to overcome a history of losses. As a result, we believe it is more likely than not that deferred tax assets will not be realized and we have recognized a full valuation allowance against net deferred tax assets of $9 million. In future periods we will continue to evaluate whether sufficient objective positive evidence of future taxable income exists, which would provide a basis for the recognition of deferred tax assets without a valuation allowance.

For U.S. federal income tax purposes Huntsman recognized a gain as a result of the IPO and the separation to the extent the fair market value of the assets associated with our U.S. businesses exceeded the basis of such assets for U.S. federal income tax purposes at the time of the separation. As a result of such gain recognized, the basis of the assets associated with our U.S. businesses was increased.

Pursuant to the tax matters agreement entered into at the time of the separation, we are required to make a future payment to Huntsman for any actual U.S. federal income tax savings we recognize as a result of any such basis increase for tax years through December 31, 2028. For the year ended December 31, 2019, we estimated that the aggregate future payments required by this provision were expected to be approximately $30 million and we recognized a noncurrent liability for this amount as of December 31, 2019. Due to a decrease in the expectation of future payments as a result of the Internal Revenue Code Section 382 change of control limitation, resulting from SK Capital's acquisition of Venator shares during 2020, our total liability as of September 30, 2022 and December 31, 2021 was $21 million. Any subsequent adjustment asserted by U.S. taxing authorities could change the amount of gain recognized with a corresponding basis and liability adjustment for us under the tax matters agreement.

Note 10. Earnings Per Share

Basic earnings per share excludes dilution and is computed by dividing net income attributable to Venator ordinary shareholders by the weighted average number of shares outstanding during the period. Diluted earnings per share reflects all potential dilutive ordinary shares outstanding during the period and is computed by dividing net income available to Venator ordinary shareholders by the weighted average number of shares outstanding during the period increased by the number of additional shares that would have been outstanding as dilutive securities.

Basic and diluted earnings per share are determined using the following information:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Numerator:
Basic and diluted loss from continuing operations:
Net (loss) income attributable to Venator Materials PLC ordinary shareholders	$(50)	$(47)	$40	$(91)
Denominator:
Weighted average shares outstanding	108.0	107.3	107.8	107.2
Potential dilutive impact of share-based awards(1)	—	0.2	0.1	0.3

(1) The potentially dilutive impact of share-based awards was excluded from the calculation of net income (loss) per share for the three months ended September 30, 2022 and the three and nine months ended September 30, 2021 because there is an anti-dilutive effect as we are in net loss positions.

For the three and nine months ended September 30, 2022, the number of anti-dilutive employee share-based awards excluded from the computation of diluted earnings per share was 5 million. For the three and nine months ended September 30, 2021, the number of anti-dilutive employee share-based awards excluded from the computation of dilutive earnings per share was 3 million.

Note 11. Commitments and Contingencies

Legal Proceedings
Overview
We accrue liabilities related to legal matters when they are either known or considered probable and can be reasonably estimated. Legal matters are inherently unpredictable and subject to significant uncertainties, and significant judgment is required to determine both probability and the estimated amount. Some of these uncertainties include the stage of litigation, available facts, uncertainty as to the outcome of any legal proceedings or settlement discussions, and any novel legal issues presented.
In addition to the matters discussed below, we are a party to various other proceedings instituted by private plaintiffs, governmental authorities and others arising under provisions of applicable laws, including various environmental, products liability and other laws. Except as otherwise disclosed in these unaudited condensed consolidated financial statements, we do not believe that the outcome of any of these matters will have a material effect on our financial statements.
In re: Venator Materials PLC Securities Litigation
We were a party to litigation proceedings filed in federal courts alleging that inaccurate and misleading statements were made regarding the impact to our operations, and prospects for restoration thereof, resulting from the fire that occurred at our Pori, Finland manufacturing facility in 2017, among other allegations. On October 29, 2019, the federal court cases were consolidated into a single action in the U.S. District Court for the Southern District of Texas, known as In re: Venator Materials PLC Securities Litigation. The Company entered into definitive documentation with the plaintiffs to settle this matter, which received final approval by the court on September 9, 2022. All of the Company’s payment obligations under the settlement are covered by insurance, except for an amount not material to Venator's financial statements which was made during the second quarter of 2022.
Neste Engineering Services Matter
We were party to an arbitration proceeding initiated by Neste Engineering Services Oy (“NES”) on December 19, 2018, for payment of invoices allegedly due of approximately €14 million in connection with the delivery of services by NES to the Company in respect of the Pori site rebuild project. A settlement agreement regarding all claims and the counterclaim in the arbitration, without admission of liability by either party, was reached on July 3, 2022, pursuant to which NES’s outstanding invoices allegedly due, for which we previously accrued, are deemed to have been discharged in full and NES was required to make a payment to Venator of approximately $13 million in connection with Venator’s counterclaim. Payment was received on July 14, 2022. We recognized $10 million of income in Other operating (income) expense on our unaudited condensed consolidated statement of operations as a result of the settlement with NES during the second quarter of 2022 and we recognized a further approximately $13 million in the third quarter of 2022 upon receipt of the payment from NES.
Calais Pipeline Matter
The Region Hauts-de-France (the “Region”) issued two duplicate title perception demands against us requiring repayment of €12 million, or $13 million using exchange rates at September 30, 2022. This sum was previously paid to us by the Region under a settlement agreement, pursuant to which we were required to move an effluent pipeline at our Calais site. We filed claims with the Administrative Court in Lille, France on February 14, 2018 and April 12, 2018, requesting orders that the demands be set aside, which suspended enforcement of the demands. On July 12, 2018, the court set aside the first demand. On July 19, 2022, the court set aside the second demand and determined the original settlement agreement to be null and void. The judgement did not include a requirement for Venator to make any payments and was subject to appeal by both parties. Venator filed an appeal against the July 19, 2022 judgement on September 14, 2022. No date has been set for the appeal hearing. At this stage we are unable to determine the likelihood of an unfavorable outcome to the appeal and we have not made any accrual with regard to this matter.
Scarlino Gypsum Developments
Our Scarlino, Italy TiO2 manufacturing facility generates gypsum from the manufacturing process, which has been landfilled on-site and also transported for use in a reclamation project at Montioni, a nearby former quarry owned and operated by third parties. Venator Italy Srl, the quarry operator and site management are subjects of an investigation by the Italian Public Prosecutor’s Office concerning whether our Scarlino site and the quarry operator are in full compliance with applicable laws and permits with regard to the use of gypsum for reclamation at the quarry.

Following a decree by the Region of Tuscany in May 2022, operations at the reclamation project were temporarily suspended. On July 27, 2022 the Administrative Court of Tuscany ordered that operational activities at Montioni could resume pending a court hearing on the legality of the Region’s decree, which hearing currently is scheduled to occur in January 2023.

In the second quarter of 2021, we requested regional approval for a project for the use of gypsum in a specified on-site area on our Scarlino site. Following a review with relevant regional representatives, we submitted a revised request for regional approval in the first quarter of 2022. Subsequently, we received notice that a preliminary (or screening) environmental impact assessment would be required, and we provided the requested information. While the authorities have indicated informally that the request is unlikely to be approved, we are awaiting their final determination and formal notice.

By combining the remaining capacity at the Montioni reclamation project, currently approved on-site landfill capacity and capacity at a yet to be approved third-party commercial landfill, we believe we have capacity for gypsum storage into the second quarter of 2023 at the current one-stream operating rate. We continue to suspend TiO2 production from two of the three calciner streams at the facility to reduce the rate at which the remaining gypsum capacity both on-site and in the Montioni reclamation project is consumed.

Further regional approvals are being sought for additional on-site landfill capacity and temporary storage, and at the neighboring Solmine site, which would provide additional storage capacity for gypsum in and beyond the second quarter of 2023. We may further reduce production and/or stop production at the facility until such time as necessary approvals are received, an alternative solution for gypsum produced at the site becomes available, or we determine to close the site. We continue to pursue longer-term options should the site remain in production, including operational changes to reduce the volume of gypsum produced in our process and developing new business opportunities for the sale of gypsum for commercial use.

In September 2022 Venator was the successful bidder in an auction to purchase the La Vallina quarry in Tuscany. If we successfully complete the purchase and we receive the required approvals from regional authorities, at a future point the site could be used as a landfill to provide longer-term disposal capacity for gypsum we produce at the Scarlino site.

Gasum Matter
On October 25, 2022, we received a letter from Gasum LNG Oy demanding full and immediate payment of a total of €33 million plus interest from October 14, 2022 for all amounts allegedly owed under a natural gas supply agreement that we entered into with Skangas Oy (predecessor to Gasum) in 2015 to supply natural gas to our Pori, Finland manufacturing facility.
Under the agreement, we were required to purchase a minimum annual quantity, subject to a mechanism for making up shortfalls. The minimum annual quantity could be reduced (even to zero) in the event of a "Force Majeure Event". We declared that the fire at our Pori facility in January 2017 was a Force Majeure Event under the agreement, reducing the minimum annual quantity to the actual quantity purchased. Gasum alleged that this Force Majeure Event subsequently ceased to apply and that we were thereafter again obliged to purchase the original minimum annual quantity and filed arbitration proceedings seeking declaratory relief to require us to take or pay the original minimum annual quantities of natural gas. On August 6, 2021, the arbitration tribunal issued its decision in the matter, ruling that we were obligated to continue to purchase the minimum annual quantity under the supply agreement until termination of the supply agreement, which subsequently occurred on August 31, 2022.
Gasum issued an invoice to us on October 13, 2022 for payment of €33 million due and allegedly outstanding under the contract, which we have previously accrued. We dispute that any sums are yet due and outstanding other than a €3 million termination fee as of October 13, 2022. Gasum indicated in their letter of October 25, 2022 that if full payment has not been received by October 31, 2022, they would commence legal measures to collect the claimed amount. The supply agreement contains an arbitration provision that we believe will apply to this dispute regarding timing of payments.

Note 12. Environmental, Health and Safety Matters

Environmental, Health and Safety Capital Expenditures
We may incur future costs for capital improvements and general compliance under EHS laws, including costs to acquire, maintain and repair pollution control equipment. For the nine months ended September 30, 2022 and 2021, our capital expenditures for EHS matters totaled $10 million and $12 million, respectively. Because capital expenditures for these matters are subject to evolving regulatory requirements and depend, in part, on the timing, promulgation and enforcement of specific requirements, our capital expenditures for EHS matters have varied significantly from year to year and we cannot provide assurance that our recent expenditures are indicative of future amounts we may spend related to EHS and other applicable laws. A number of our EHS capital expenditures have been subjected to extended timelines as a result of the COVID-19 pandemic, and we continue to assess the timelines of all projects as as we manage through global inflationary pressures. Changes to timelines may be related to regulatory orders or guidelines that cause suppliers or contractors to cease or slow down operational activities, including as a result of changes to social distancing rules, among other factors. The impacts may vary significantly between different jurisdictions.
Environmental Liabilities
We accrue liabilities relating to anticipated environmental cleanup obligations, site reclamation and closure costs, and known penalties. Liabilities are recorded when potential liabilities are either known or considered probable and can be reasonably estimated. Our liability estimates are based upon requirements placed upon us by regulators, available facts, existing technology, and past experience. The environmental liabilities do not include amounts recorded as asset retirement obligations. As of September 30, 2022 and December 31, 2021, we had environmental reserves of $4 million and $10 million, respectively.
Environmental Matters
We have incurred, and we may in the future incur, liabilities to investigate and clean up waste or contamination at our current or former facilities or facilities operated by third parties at which we may have disposed of waste or other materials. Similarly, we may incur costs for the cleanup of waste that was disposed of prior to the purchase of our businesses. Under some circumstances, the scope of our liability may extend to damages to natural resources.
In the EU, the Environmental Liability Directive (Directive 2004/35/EC) has established a framework based on the "polluter pays" principle for the prevention and remediation of environmental damage, which establishes measures to prevent and remedy environmental damage. The directive defines "environmental damage" as damage to protected species and natural habitats, damage to water and damage to soil. Operators carrying out dangerous activities listed in the Directive are strictly liable for remediation, even if they are not at fault or negligent.
Under EU Directive 2010/75/EU on industrial emissions, permitted facility operators may be liable for significant pollution of soil and groundwater over the lifetime of the activity concerned. We are in the process of plant closures at facilities in the EU and liability to investigate and clean up waste or contamination may arise during the surrender of operators' permits at these locations under the directive and associated legislation such as the Water Framework Directive (Directive 2000/60/EC) and the Groundwater Directive (Directive 2006/118/EC). In March 2022, the EU issued a proposed regulation for the revision of the industrial emissions directive that may require changes to emissions abatement systems at some of our EU based facilities. If implemented, the directive is not expected to come into force until 2024 at the earliest.

Under CERCLA and similar state laws, a current or former owner or operator of real property in the U.S. may be liable for remediation costs regardless of whether the release or disposal of hazardous substances was in compliance with law at the time it occurred, and a current owner or operator may be liable regardless of whether it owned or operated the facility at the time of the release. Outside the U.S., analogous contaminated property laws, such as those in effect in France, can hold past owners and/or operators liable for remediation at former facilities. We have not been notified by third parties of claims against us for cleanup liabilities at former facilities or third-party sites, including, but not limited to, sites listed under CERCLA.
Under RCRA in the U.S. and similar state laws, we may be required to remediate contamination originating from our properties as a condition to our hazardous waste permit. Some of our manufacturing sites have an extended history of industrial chemical manufacturing and use, including on-site waste disposal and we have made accruals for related remediation activity. We are aware of soil, groundwater or surface contamination from past operations at some of our sites and have made accruals for related remediation activity, and we may find contamination at other sites in the future. Similar laws exist in a number of locations in which we currently operate, or previously operated, manufacturing facilities.
Recent developments in climate change related policy and regulations include the Green Deal in the EU, mandatory TCFD disclosures in the U.K. and the U.K. commitment to becoming carbon neutral by 2050. Other nations have made or indicated a desire to make similar policy changes and commitments, including the U.S. Securities and Exchange Commission's proposed rule changes requiring climate-related disclosure. These changes are affecting us in a number of ways including potential requirements to decarbonize manufacturing processes and increased costs of GHG allowances. We are currently monitoring these developments closely while investigating and developing appropriate climate change strategies to enable us to comply with the new regulations and conform to new disclosure requirements, including TCFD. We expect that our facilities will be subject to additional regulation related to climate change and climate change itself may also have some impact on our operations. However, these impacts are currently uncertain and we cannot predict the nature and scope of these impacts.
Scarlino Investigation
Our Scarlino, Italy TiO2 manufacturing facility generates gypsum from the manufacturing process, which has been landfilled on-site and also transported for use in a reclamation project at Montioni, a nearby former quarry owned and operated by third parties. Venator Italy Srl, the quarry operator and Scarlino site management are subjects of an investigation by the Italian Public Prosecutor’s Office concerning whether our Scarlino site and the quarry operator are in full compliance with applicable laws and permits with regard to the use of gypsum for reclamation at the quarry. Following a decree by the Region of Tuscany in May 2022, operations at the reclamation project were temporarily suspended. On July 27, 2022, the Administrative Court of Tuscany ordered that operational activities at Montioni could resume pending a court hearing on the legality of the Region’s decree, which hearing currently is scheduled to occur in January 2023. The authorities continue to investigate the matter and further environmental investigations will be carried out in the fourth quarter of 2022.

Harrisburg Remediation
We are engaged in source removal and groundwater remediation at our facility in Harrisburg, NC, under a corrective action plan agreed with the North Carolina Department of Environmental Quality. The agreed interim corrective measures include the removal of a settlement lagoon and the relining of lagoons and containment areas prior to risk based remediation of groundwater. We have environmental reserves of $2 million at September 30, 2022 for this remediation obligation however the risk-based remediation of the groundwater following the remediation of the lagoons and containment areas cannot be reliably estimated at this stage, and these costs could be material to our unaudited condensed consolidated financial statements.
Calais Remediation
Following the closure of our manufacturing facility in Calais, France we are engaged in a site assessment and a remediation assessment. We have reserves of less than $1 million at September 30, 2022 related to decontamination of structures on the site. We have not otherwise set environmental reserves for this remediation obligation as the risk-based targets for remediation and the extent of any required remediation are yet to be agreed with regulators and cannot be reliably estimated. However, these costs could be material to our unaudited condensed consolidated financial statements.
Duisburg Remediation
We are engaged in the assessment of metals in the groundwater and the hydrogeological nature of the groundwater beneath our Duisburg, Germany facility and have completed a risk assessment of the status of the groundwater body. The risk assessment has concluded that remediation will be required and that options for remediation should be investigated. We have reserves of $1 million at September 30, 2022 for investigation into environmental contamination. The scope of any required remediation of the groundwater has not been determined and is not reliably estimable at this stage and will require further technical assessment and regulatory agreement, but these costs could be material to our unaudited condensed consolidated financial statements.

Note 13. Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consisted of the following:

	Foreign currency translation adjustment(a)	Pension and other postretirement benefits adjustments net of tax(b)	Other comprehensive income of unconsolidated affiliates	Hedging instruments	Total	Amounts attributable to noncontrolling interests	Amounts attributable to Venator
Beginning balance, January 1, 2022	$(56)	$(253)	$(5)	$—	$(314)	$—	$(314)
Other comprehensive (loss) income before reclassifications, gross	(191)	—	2	(2)	(191)	—	(191)
Tax expense	—	—	—	—	—	—	—
Amounts reclassified from accumulated other comprehensive loss, gross(c)	—	3	—	—	3	—	3
Tax expense	—	—	—	—	—	—	—
Net current-period other comprehensive (loss) income	(191)	3	2	(2)	(188)	—	(188)
Ending balance, September 30, 2022	$(247)	$(250)	$(3)	$(2)	$(502)	$—	$(502)

	Foreign currency translation adjustment(d)	Pension and other postretirement benefits adjustments net of tax(e)	Other comprehensive income of unconsolidated affiliates	Hedging instruments	Total	Amounts attributable to noncontrolling interests	Amounts attributable to Venator
Beginning balance, January 1, 2021	$(19)	$(306)	$(5)	$1	$(329)	$—	$(329)
Other comprehensive (loss) income before reclassifications, gross	(30)	—	—	9	(21)	—	(21)
Tax expense	—	—	—	—	—	—	—
Amounts reclassified from accumulated other comprehensive loss, gross(c)	—	5	—	—	5	—	5
Tax expense	—	—	—	—	—	—	—
Net current-period other comprehensive (loss) income	(30)	5	—	9	(16)	—	(16)
Ending balance, September 30, 2021	$(49)	$(301)	$(5)	$10	$(345)	$—	$(345)

(a)Amounts are net of tax of nil as of September 30, 2022 and January 1, 2022, each.
(b)Amounts are net of tax of $50 million as of September 30, 2022 and January 1, 2022, each.
(c)See table below for details about the amounts reclassified from accumulated other comprehensive loss.
(d)Amounts are net of tax of nil as of September 30, 2021 and January 1, 2021, each.
(e)Amounts are net of tax of $50 million as of September 30, 2021 and January 1, 2021, each.

	Three months ended September 30,		Nine months ended September 30,		Affected line item in the statement where net income is presented
	2022	2021	2022	2021
Details about Other Comprehensive Loss Components:
Amortization of pension and other postretirement benefits:
Actuarial loss	$1	$3	$2	$10	Other income
Prior service credit	—	—	1	—	Other income
Total before tax	1	3	3	10
Income tax expense	—	—	—	—	Income tax expense
Total reclassifications for the period, net of tax	$1	$3	$3	$10

Note 14. Operating Segment Information

We derive our revenues, earnings and cash flows from the manufacture and sale of a wide variety of chemical products. We have reported our operations through our two segments, Titanium Dioxide and Performance Additives, and organized our business and derived our operating segments around differences in product lines.

The major product groups of each reportable operating segment are as follows:

Segment	Product Group
Titanium Dioxide	titanium dioxide
Performance Additives	functional additives, color pigments, and timber treatment

Sales between segments are generally recognized at external market prices and are eliminated in consolidation. Adjusted EBITDA is presented as a measure of the financial performance of our global business units and for reporting the results of our operating segments. The revenues and adjusted EBITDA for each of the two reportable operating segments are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Revenues:
Titanium Dioxide	$361	$430	$1,357	$1,259
Performance Additives	145	127	450	418
Total	$506	$557	$1,807	$1,677
Adjusted EBITDA(1)
Titanium Dioxide	$(5)	$54	$93	$130
Performance Additives	9	5	48	46
	4	59	141	176
Corporate and other	(12)	(11)	(31)	(36)
Total	(8)	48	110	140
Reconciliation of adjusted EBITDA to net (loss) income:
Interest expense	(20)	(18)	(55)	(53)
Interest income	4	3	11	9
Income tax expense	(4)	(4)	(18)	(14)
Depreciation and amortization	(27)	(29)	(84)	(89)
Net income attributable to noncontrolling interests	2	—	5	2
Other adjustments:
Gain (loss) on disposition of business/assets	—	—	1	(2)
Certain legal expenses/settlements	—	(3)	83	(4)
Amortization of pension and postretirement actuarial losses	(1)	(3)	(2)	(9)
Net plant incident credits (costs)	11	(6)	15	(9)
Restructuring, impairment and plant closing and transition costs	(5)	(35)	(21)	(60)
Net (loss) income	$(48)	$(47)	$45	$(89)

(1)Adjusted EBITDA is defined as net income/loss of Venator before interest expense, interest income, income tax expense/benefit, depreciation and amortization and net income attributable to noncontrolling interests, as well as eliminating the following adjustments: (a) loss/gain on disposition of business/assets; (b) certain legal expenses/settlements; (c) amortization of pension and postretirement actuarial losses/gains; (d) net plant incident costs/credits; and (e) restructuring, impairment, and plant closing and transition costs.

ITEM 2. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the information under the heading "Note Regarding Forward-Looking Statements", "Part II. Item 1A. Risk Factors" of this Form 6-K, as well as with our unaudited condensed consolidated financial statements and the related notes included in Item 1 hereto.

Executive Summary

We are a leading global manufacturer and marketer of chemical products that improve the quality of life for downstream consumers and promote a sustainable future. Our products comprise a broad range of innovative chemicals and formulations that bring color and vibrancy to buildings, protect and extend product life, and reduce energy consumption. We market our products globally to a diversified group of industrial customers through two segments: Titanium Dioxide, which consists of our TiO2 business, and Performance Additives, which consists of our functional additives, color pigments, and timber treatment businesses. We are a leading global producer in many of our key product lines, including TiO2, color pigments and functional additives, and a leading North American producer of timber treatment products.

Recent Developments

New York Stock Exchange ("NYSE) Notice Regarding Continuing Listing Standard

On November 2, 2022, we received notice from the NYSE that we were no longer in compliance with the continued listing standard set forth in Section 802.01C of the NYSE’s Listed Company Manual because the average closing price of the Company’s ordinary shares was less than $1.00 per share over a consecutive 30 trading-day period. In order to regain compliance, on the last trading day of any calendar month during the cure period or on the last business day of the six-month cure period, the Company’s ordinary shares must demonstrate (i) a closing price of at least $1.00 per share and (ii) an average closing share price of at least $1.00 over the 30 trading-day period ending on such date. The Company intends to cure the deficiency within a period permissible under Section 802.01C of the NYSE’s Listed Company Manual. However, there can be no assurances that the Company will meet continued listing standards within the specified cure period.

COVID-19 and Global Economic Conditions

We have experienced inflationary impacts across our businesses, driven by the impact of the COVID-19 pandemic, the war in Ukraine and resulting economic sanctions, and general macroeconomic factors. These factors have increased our manufacturing costs, particularly in Europe. We continue to experience the impacts of the COVID-19 pandemic on supply chains, particularly in the APAC region, where lockdowns have again been implemented. In addition, government lockdowns and restrictions imposed by China in response to COVID-19 have resulted in slower economic growth in China and decreased demand for titanium dioxide in the Chinese market, leading Chinese titanium dioxide manufacturers to export more product to other markets in which we compete.

While we are taking actions to respond to the inflationary environment, and global demand dynamics, we may not be able to enact these measures in a timely manner, or the measures may not be sufficient to offset the increase in costs, or drop in demand, which could have a material adverse impact on our profitability and results of operations.

Military Action in Ukraine

On February 24, 2022, Russian forces launched a significant military action against Ukraine, which resulted in conflict and disruption in the region. Additionally, in response to this action, the United Kingdom, much of Europe and the United States have imposed numerous economic sanctions against Russia and related persons and entities. We suspended sales of products into Russia, which has not had a material impact on our financial statements. We do not have physical assets in Russia or Ukraine and we do not expect the conflict in Ukraine to have a direct material impact on our business. This conflict has exacerbated existing cost inflation and supply chain issues, most notably in Europe, where we have experienced significant increases in energy costs during 2022 due in large part to reduced availability of Russian natural gas, which we expect to continue in the near term. The impacts of this evolving situation and its effect on global economies in future periods are difficult to predict and depend on factors outside our control, including the extent of further military action by Russia, the potential escalation of the conflict and the impacts of these actions on demand, supply chains, and the global economy.

Scarlino Gypsum Developments

Our Scarlino, Italy TiO2 manufacturing facility generates gypsum from the manufacturing process, which has been landfilled on-site and also transported for use in a reclamation project at Montioni, a nearby former quarry owned and operated by third parties. Venator Italy Srl, the quarry operator and site management are subjects of an investigation by the Italian Public Prosecutor’s Office concerning whether our Scarlino site and the quarry operator are in full compliance with applicable laws and permits with regard to the use of gypsum for reclamation at the quarry.

Following a decree by the Region of Tuscany in May 2022, operations at the reclamation project were temporarily suspended. On July 27, 2022 the Administrative Court of Tuscany ordered that operational activities at Montioni could resume pending a court hearing on the legality of the Region’s decree, which hearing currently is scheduled to occur in January 2023.

In the second quarter of 2021, we requested regional approval for a project for the use of gypsum in a specified on-site area on our Scarlino site. Following a review with relevant regional representatives, we submitted a revised request for regional approval in the first quarter of 2022. Subsequently, we received notice that a preliminary (or screening) environmental impact assessment would be required, and we provided the requested information. While the authorities have indicated informally that the request is unlikely to be approved, we are awaiting their final determination and formal notice.

By combining the remaining capacity at the Montioni reclamation project, currently approved on-site landfill capacity and capacity at a yet-to-be-approved third-party commercial landfill, we believe we have capacity for gypsum storage into the second quarter of 2023 at the current one-stream operating rate. We continue to suspend TiO2 production from two of the three calciner streams at the facility to reduce the rate at which the remaining gypsum capacity both on-site and in the Montioni reclamation project is consumed.

Further regional approvals are being sought for additional on-site landfill capacity and temporary storage, and at the neighboring Solmine site, which would provide additional storage capacity for gypsum in and beyond the second quarter of 2023. We may further reduce production and/or stop production at the facility until such time as necessary approvals are received, an alternative solution for gypsum produced at the site becomes available, or we determine to close the site. We continue to pursue longer-term options should the site remain in production, including operational changes to reduce the volume of gypsum produced in our process and developing new business opportunities for the sale of gypsum for commercial use.

In September 2022 Venator was the successful bidder in an auction to purchase the La Vallina quarry in Tuscany. If we successfully complete the purchase and we receive the required approvals from regional authorities, at a future point the site could be used as a landfill to provide longer-term disposal capacity for gypsum we produce at the Scarlino site.

Recent Trends and Outlook

We expect the following in our Titanium Dioxide segment in the near term: (i) continued weakness in demand for our products in Europe and APAC, with softening demand in North America; (ii) persistently high energy costs in Europe; (iii) headwinds from raw material costs in the fourth quarter of 2022 with expected decreases beginning during 2023; and (iv) moderation of production at our manufacturing facilities to respond to lower product demand.

We expect the following in our Performance Additives segment in the near term: (i) softer demand for our products in Europe and APAC, with a softening demand in North America; (ii) continued volatility in energy costs and higher raw materials costs; and (iii) the impact of moderation at our Duisburg, Germany TiO2 and functional additives manufacturing site during the fourth quarter of 2022, notwithstanding a healthy demand for functional additives products.

We commenced our 2022 Cost Reduction Program in the fourth quarter of 2022. This cost and operational improvement program is designed to increase annual EBITDA by $50 million compared to 2021 by reducing selling, general and administrative expenses, and manufacturing costs through the implementation of more efficient operations and the reduction of manufacturing waste. We intend to complete all the actions necessary to deliver on our target by December 31, 2024.

We expect total capital expenditures in 2022 of approximately $70 million, which consists primarily of maintenance capital expenditures.

We expect our working capital to be a source of liquidity in the fourth quarter of 2022.

We collected $85 million from a settlement with Tronox in the second quarter of 2022. We collected $13 million from our settlement with NES in the third quarter of 2022. For further discussion see Note 11. Commitments and Contingencies in the Notes to our unaudited condensed consolidated financial statements.

We received proceeds of $42 million, net of $9 million of taxes and other expenses, during the fourth quarter of 2022 as a result of the $51 million sale-leaseback transaction for our color pigments facility located in Los Angeles, California.

Results of Operations

The following table sets forth our consolidated results of operations for the three and nine months ended September 30, 2022 and 2021:

	Three Months Ended			Nine Months Ended
	September 30,			September 30,
(Dollars in millions)	2022	2021	% Change	2022	2021	% Change
Revenues	$506	$557	(9%)	$1,807	$1,677	8%
Cost of goods sold	508	511	(1%)	1,677	1,529	10%
Operating expenses(4)	23	42	(45%)	95	129	(26%)
Restructuring, impairment and plant closing and transition costs	5	35	(86%)	21	60	(65%)
Operating income (loss)	(30)	(31)	(3%)	14	(41)	NM
Interest expense, net	(16)	(15)	7%	(44)	(44)	—%
Other income	2	3	(33%)	93	10	830%
(Loss) income before income taxes	(44)	(43)	2%	63	(75)	NM
Income tax expense	(4)	(4)	—%	(18)	(14)	29%
Net (loss) income	(48)	(47)	2%	45	(89)	NM
Reconciliation of net income (loss) to adjusted EBITDA:
Interest expense, net	16	15	7%	44	44	—%
Income tax expense	4	4	—%	18	14	29%
Depreciation and amortization	27	29	(7%)	84	89	(6%)
Net income attributable to noncontrolling interests	(2)	—	NM	(5)	(2)	(150%)
Other adjustments:
Loss (gain) on disposition of business/assets	—	—		(1)	2
Certain legal expenses/settlements	—	3		(83)	4
Amortization of pension and postretirement actuarial losses	1	3		2	9
Net plant incident (credits) costs	(11)	6		(15)	9
Restructuring, impairment and plant closing and transition costs	5	35		21	60
Adjusted EBITDA(1)	$(8)	$48		$110	$140

Net cash (used in) provided by operating activities				(87)	2	NM
Net cash used in investing activities				(55)	(47)	17%
Net cash provided by (used in) financing activities				37	(12)	NM
Capital expenditures				(48)	(47)	2%

	Three Months Ended	Three Months Ended
(Dollars in millions, except per share amounts)	September 30, 2022	September 30, 2021
Reconciliation of net loss to adjusted net (loss) income attributable to Venator Materials PLC ordinary shareholders:
Net loss	$(48)	$(47)
Net income attributable to noncontrolling interests	(2)	—
Other adjustments:
Loss on disposition of business/assets	—	—
Certain legal expenses/settlements	—	3
Amortization of pension and postretirement actuarial losses	1	3
Net plant incident (credits) costs	(11)	6
Restructuring, impairment and plant closing and transition costs	5	35
Income tax adjustments(3)	19	3
Adjusted net (loss) income attributable to Venator Materials PLC ordinary shareholders(2)	$(36)	$3

Weighted-average shares - basic	108.0	107.3
Weighted-average shares - diluted(5)	108.0	107.5

Net income (loss) attributable to Venator Materials PLC ordinary shareholders per share:
Basic	(0.46)	(0.44)
Diluted(5)	(0.46)	(0.44)

Other non-GAAP measures:
Adjusted net income per share(2):
Basic	(0.33)	0.03
Diluted	(0.33)	0.03

	Nine Months Ended	Nine Months Ended
(Dollars in millions, except per share amounts)	September 30, 2022	September 30, 2021
Reconciliation of net income (loss) to adjusted net income attributable to Venator Materials PLC ordinary shareholders:
Net income (loss)	$45	$(89)
Net income attributable to noncontrolling interests	(5)	(2)
Other adjustments:
(Gain) loss on disposition of business/assets	(1)	2
Certain legal expenses/settlements	(83)	4
Amortization of pension and postretirement actuarial losses	2	9
Net plant incident (credits) costs	(15)	9
Restructuring, impairment and plant closing and transition costs	21	60
Income tax adjustments(3)	21	11
Adjusted net (loss) income attributable to Venator Materials PLC ordinary shareholders(2)	$(15)	$4

Weighted-average shares - basic	107.8	107.2
Weighted-average shares - diluted(5)	107.9	107.5

Net income (loss) attributable to Venator Materials PLC ordinary shareholders per share:
Basic	0.37	(0.85)
Diluted(5)	0.37	(0.85)

Other non-GAAP measures:
Adjusted net income per share(2):
Basic	(0.14)	0.04
Diluted	(0.14)	0.04

NM—Not meaningful
(1)Our management uses adjusted EBITDA to assess financial performance. Adjusted EBITDA is defined as net income/loss before interest income/expense, net, income tax expense/benefit, depreciation and amortization, and net income attributable to noncontrolling interests, as well as eliminating the following adjustments: (a) loss/gain on disposition of business/assets; (b) certain legal expenses/settlements; (c) amortization of pension and postretirement actuarial losses/gains; (d) net plant incident costs/credits; and (e) restructuring, impairment, and plant closing and transition costs/credits. We believe that net income is the performance measure calculated and presented in accordance with U.S. GAAP that is most directly comparable to adjusted EBITDA.

We believe adjusted EBITDA is useful to investors in assessing our ongoing financial performance and provides improved comparability between periods through the exclusion of certain items that management believes are not indicative of our operational profitability and that may obscure underlying business results and trends. However, this measure should not be considered in isolation or viewed as a substitute for net income or other measures of performance determined in accordance with U.S. GAAP. Moreover, adjusted EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation. Our management believes this measure is useful to compare general operating performance from period to period and to make certain related management decisions. Adjusted EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on a company’s capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expense can vary considerably among companies. Finally, companies employ productive assets of different ages and utilize different methods of acquiring and depreciating such assets. This can result in considerable variability in the relative costs of productive assets and the depreciation and amortization expense among companies.

Nevertheless, our management recognizes that there are limitations associated with the use of adjusted EBITDA in the evaluation of us as compared to net income. Our management compensates for the limitations of using adjusted EBITDA by using it to supplement U.S. GAAP results to provide a more complete understanding of the factors and trends affecting the business rather than U.S. GAAP results alone.

In addition to the limitations noted above, adjusted EBITDA excludes items that may be recurring in nature and should not be disregarded in the evaluation of performance. However, we believe it is useful to exclude such items to provide a supplemental analysis of current results and trends compared to other periods because certain excluded items can vary significantly depending on specific underlying transactions or events, and the variability of such items may not relate specifically to ongoing operating results or trends and certain excluded items, while potentially recurring in future periods, may not be indicative of future results.

(2)Adjusted net income attributable to Venator Materials PLC ordinary shareholders is computed by eliminating the after-tax amounts related to the following from net income attributable to Venator Materials PLC ordinary shareholders: (a) loss/gain on disposition of business/assets; (b) certain legal expenses/settlements; (c) amortization of pension and postretirement actuarial losses/gains; (d) net plant incident costs/credits; (e) restructuring, impairment, and plant closing and transition costs/credits; and (f) income tax adjustments. Basic adjusted net income per share excludes dilution and is computed by dividing adjusted net income by the weighted average number of shares outstanding during the period. Adjusted diluted net income per share reflects all potential dilutive ordinary shares outstanding during the period increased by the number of additional shares that would have been outstanding as dilutive securities.

Adjusted net income and adjusted net income per share amounts are presented solely as supplemental information. These measures exclude similar noncash items as Adjusted EBITDA in order to assist our investors in comparing our performance from period to period and as such, bear similar risks as Adjusted EBITDA as documented in footnote (1) above. For that reason, adjusted net income and the related per share amounts, should not be considered in isolation and should be considered only to supplement analysis of U.S. GAAP results.

(3)Income tax expense is adjusted by the amount of additional tax expense or benefit that we would accrue if we used non-GAAP results instead of GAAP results in the calculation of our tax liability, taking into consideration our tax structure. We use a normalized effective tax rate of 35%, which reflects the weighted average tax rate applicable under the various jurisdictions in which we operate. This non-GAAP tax rate eliminates the effects of non-recurring and period specific items which are often attributable to restructuring and acquisition decisions and can vary in size and frequency. This rate is subject to change over time for various reasons, including changes in the geographic business mix, valuation allowances, and changes in statutory tax rates.

We eliminate the effect of significant changes to income tax valuation allowances from our presentation of adjusted net income to allow investors to better compare our ongoing financial performance from period to period. We do not adjust for insignificant changes in tax valuation allowances because we do not believe it provides more meaningful information than is provided under GAAP. We believe that our revised approach enables a clearer understanding of the long-term impact of our tax structure on post tax earnings.

(4)As presented within Item 2, operating expenses includes selling, general and administrative expenses and other operating (income) expense, net.

(5)The potentially dilutive impact of share-based awards was excluded from the calculation of net income (loss) per share for the three months ended September 30, 2022 and the three and nine months ended September 30, 2021, because there is an anti-dilutive effect as we are in a net loss position.

Three Months Ended September 30, 2022 Compared to the Three Months Ended September 30, 2021

For the three months ended September 30, 2022, net loss was $48 million on revenues of $506 million, compared with net loss of $47 million on revenues of $557 million for the same period in 2021. The unfavorable variance of $1 million in net loss was the result of the following items:

•Revenues for the three months ended September 30, 2022 decreased by $51 million, or 9%, as compared with the same period in 2021. The decrease was due to a $69 million decrease in revenue in our Titanium Dioxide segment offset by a $18 million increase in revenue in our Performance Additives segment. See "—Segment Analysis" below.

•Our operating expenses for the three months ended September 30, 2022 decreased by $19 million, or 45%, as compared with the same period in 2021 primarily due to the impact of $13 million related to our settlement with NES with the remaining change as a result of lower operating expenses in the current period.

•Restructuring, impairment and plant closing and transition costs was $5 million for the three months ended September 30, 2022 compared to $35 million for the same period in 2021. For more information concerning restructuring and plant closing activities, see "Note 6. Restructuring, Impairment, and Plant Closing and Transition Costs" of the notes to unaudited condensed consolidated financial statements.

•Our income tax expense for the three months ended September 30, 2022 was $4 million compared to $4 million for the same period in 2021. Our income taxes are significantly affected by the mix of income and losses in the tax jurisdictions in which we operate, as impacted by the presence of valuation allowances in certain tax jurisdictions. For further information concerning taxes, see "Note 9. Income Taxes" of the notes to unaudited condensed consolidated financial statements.

Segment Analysis

	Three Months Ended		Percent Change Favorable (Unfavorable)
	September 30,
(Dollars in millions)	2022	2021
Revenues
Titanium Dioxide	$361	$430	(16%)
Performance Additives(3)	145	127	14%
Total	$506	$557	(9%)
Adjusted EBITDA
Titanium Dioxide	$(5)	$54	(109%)
Performance Additives	9	5	80%
	4	59	(93%)
Corporate and other	(12)	(11)	(9%)
Total	$(8)	$48	(117%)

	Three Months Ended September 30, 2022 vs. 2021
	Average Selling Price(1)
	Local Currency	Foreign Currency Translation Impact	Mix & Other	Sales Volumes(2)
Period-Over-Period Increase (Decrease)
Titanium Dioxide	19%	(7%)	1%	(29%)
Performance Additives	31%	(6%)	(3%)	(8%)

(1)Excludes revenues from tolling arrangements, by-products and raw materials.
(2)Excludes sales volumes of by-products and raw materials.

Titanium Dioxide

The Titanium Dioxide segment generated revenues of $361 million for the three months ended September 30, 2022, a decrease of $69 million, or 16%, compared to the same period in 2021. The decrease was primarily due to a 29% decrease in sales volumes compared to the same period in the prior year which was driven by decreased demand in Europe and APAC, and a 7% unfavorable impact from foreign currency translation, primarily as a result of the Euro weakening against the U.S. Dollar. This decrease was partially offset by a 19% increase in average local currency selling prices, which we implemented to recover higher costs of energy, raw materials, and shipping.

Adjusted EBITDA for the Titanium Dioxide segment was $(5) million for the three months ended September 30, 2022, a decrease of $59 million compared to the same period in 2021. The decrease was primarily attributable to a decline in demand for our products in Europe and APAC as well as an increase in costs of energy, raw materials, and shipping.

Performance Additives

The Performance Additives segment generated revenues of $145 million for the three months ended September 30, 2022, an increase of $18 million, or 14%, compared to the same period in 2021. The increase primarily resulted from a 31% increase in average local currency selling price, which we implemented to recover higher costs of energy, raw materials and shipping. These increases were partially offset by an 8% decrease in sales volumes, a 6% unfavorable impact from foreign currency translation, primarily as a result of the Euro weakening against the U.S. Dollar, and a 3% decrease due to mix and other.

Adjusted EBITDA for the Performance Additives segment was $9 million for the three months ended September 30, 2022, an increase of $4 million compared to the same period in 2021. The increase in adjusted EBITDA was primarily related to the increase in average selling price outpacing the increase in costs of energy, raw materials, and shipping.

Corporate and other

Corporate and other represents expenses which are not allocated to our segments. Expenses from Corporate and other were $12 million in the three months ended September 30, 2022, which was an increase of $1 million compared to the same period in 2021.

Nine Months Ended September 30, 2022 Compared to the Nine Months Ended September 30, 2021

For the nine months ended September 30, 2022, net income was $45 million on revenues of $1,807 million, compared with net loss of $89 million on revenues of $1,677 million for the same period in 2021. The favorable variance of $134 million in net income (loss) was the result of the following items:

•Revenues for the nine months ended September 30, 2022 increased by $130 million, or 8%, as compared with the same period in 2021. The increase was due to a $98 million, or 8%, increase in revenue in our Titanium

Dioxide segment and a $32 million, or 8%, increase in revenue in our Performance Additives segment. See “—Segment Analysis” below.

•Our operating expenses for the nine months ended September 30, 2022 decreased by $34 million, or 26%, as compared with the same period in 2021, primarily due to the $23 million impact of our settlement with NES and the favorable impact of foreign exchange of $9 million as the U.S. Dollar strengthened against the Euro.

•Restructuring, impairment and plant closing and transition costs for the nine months ended September 30, 2022 were $21 million compared to $60 million for the same period in 2021. For more information concerning restructuring activities, see "Note 6. Restructuring, Impairment, and Plant Closing and Transition Costs" of the notes to unaudited condensed consolidated financial statements.

•Other income increased by approximately $83 million primarily as a result of $85 million recognized in the second quarter of 2022 from a legal settlement with Tronox.

•Our income tax expense for the nine months ended September 30, 2022 was $18 million compared to $14 million for the same period in 2021. Our income tax expense is significantly affected by the mix of income and losses in the tax jurisdictions in which we operate, as impacted by the presence of valuation allowances in certain tax jurisdictions. For further information concerning taxes, see "Note 9. Income Taxes" of the notes to unaudited condensed consolidated financial statements.

Segment Analysis

	Nine Months Ended		Percent Change Favorable (Unfavorable)
	September 30,
(Dollars in millions)	2022	2021
Revenues
Titanium Dioxide	$1,357	$1,259	8%
Performance Additives(3)	450	418	8%
Total	$1,807	$1,677	8%
Segment adjusted EBITDA
Titanium Dioxide	$93	$130	(28%)
Performance Additives	48	46	4%
	141	176	(20%)
Corporate and other	(31)	(36)	14%
Total	$110	$140	(21%)

	Nine Months Ended September 30, 2022 vs. 2021
	Average Selling Price(1)
	Local Currency	Foreign Currency Translation Impact	Mix & Other	Sales Volumes(2)	Divestitures (3)
Period-Over-Period Increase (Decrease)
Titanium Dioxide	26%	(7%)	1%	(12%)	—%
Performance Additives	26%	(5%)	(1%)	(10%)	(2)%

(1)Excludes revenues from tolling arrangements, by-products and raw materials.
(2)Excludes sales volumes of by-products and raw materials.
(3)Our water treatment business was disposed of in the second quarter of 2021.

Titanium Dioxide

The Titanium Dioxide segment generated revenues of $1,357 million for the nine months ended September 30, 2022, an increase of $98 million, or 8%, compared to the same period in 2021. The increase was primarily attributable to a 26% increase in average local currency selling prices, which we implement to recover higher costs of energy, raw materials, and shipping, partially offset by a 12% decrease in sales volumes compared to the same period in the prior year, and a 7% unfavorable impact from foreign currency translation, primarily as a result of the Euro weakening against the U.S. Dollar.

Adjusted EBITDA for the Titanium Dioxide segment was $93 million for the nine months ended September 30, 2022, a decrease of $37 million, or 28%, compared to the same period in 2021. The decrease was primarily attributable to the increase in costs of energy, raw materials, and shipping.

Performance Additives

The Performance Additives segment generated revenue of $450 million for the nine months ended September 30, 2022, an increase of $32 million, or 8%, compared to the same period in 2021. The increase primarily resulted from a 26% increase in average local currency selling price, which we implemented to recover higher costs of energy, raw materials and shipping, partially offset by an 10% decrease in sales volumes, and a 5% unfavorable impact from foreign currency translation primarily as a result of the Euro weakening against the U.S. Dollar. In addition, 2% of the decrease was due to lost revenue from our water treatment business, which we sold in the second quarter of 2021 and which accounted for approximately $10 million of revenue in the first half of 2021.

Adjusted EBITDA in the Performance Additives segment was $48 million, an increase of $2 million, or 4%, for the nine months ended September 30, 2022 compared to the same period in 2021. This was attributable increases in average selling price which were partially offset by increases in higher raw materials, energy and shipping costs.

Corporate and other

Corporate and other represents expenses which are not allocated to our segments. Expenses from Corporate and other were $31 million, or $5 million lower for the nine months ended September 30, 2022 than the same period in 2021. The decrease was primarily as a result of the favorable impact of foreign exchange rates.

Liquidity and Capital Resources

We had cash and cash equivalents of $45 million and $156 million as of September 30, 2022 and December 31, 2021, respectively. We have an ABL Facility with an available aggregate principal amount of up to $330 million. Availability to borrow under the ABL Facility is subject to a borrowing base calculation comprising both accounts receivable and inventory in the U.S., Canada, the U.K. and Germany and only accounts receivable in France and Spain. Thus, the base calculation may fluctuate from time to time and may be further impacted by the lenders’ discretionary ability to impose reserves and availability blocks that might otherwise incrementally increase or decrease borrowing availability. The borrowing base calculation as of September 30, 2022, after taking account of $45 million reserved for letters of credit available to be issued by one of our lenders, is approximately $279 million, of which $233 million is available to be drawn as a result of approximately $46 million of letters of credit issued and outstanding.

Our financing arrangements also include borrowings of $375 million under the Term Loan Facility, $225 million of Senior Secured Notes, and $375 million of Senior Unsecured Notes, issued by our subsidiaries Venator Finance S.à r.l. and Venator Materials LLC (the "Issuers"). We have a related-party note payable to Huntsman for a liability pursuant to the tax matters agreement entered into at the time of the separation, of which $21 million has been presented as noncurrent payable to affiliate on our unaudited condensed consolidated balance sheet as of September 30, 2022.

Items Impacting Short-Term and Long-Term Liquidity
Our liquidity can be significantly impacted by various factors in addition to those described below. The following matters had, or are expected to have, a significant impact on our liquidity:

•Net cash outflows for accounts receivable, inventory and accounts payable, as reflected in our unaudited condensed consolidated statements of cash flows, were $171 million for the nine months ended September 30, 2022, an increase of $164 million compared to the same period in the prior year. We expect our working capital to be a source of liquidity in the fourth quarter of 2022.

•We expect total capital expenditures in 2022 to be approximately $70 million, which consists primarily of maintenance capital expenditures.

•During the nine months ended September 30, 2022, we made contributions to our pension and postretirement benefit plans of $7 million. We expect to contribute an additional $2 million to our pension and postretirement benefit plans during the remainder of 2022.

•We are involved in a number of cost reduction programs for which we have established restructuring accruals. As of September 30, 2022, we had $7 million of accrued restructuring costs, of which $4 million is classified as current. We expect to pay approximately $7 million for restructuring through the remainder of 2022. For further discussion of these plans and the costs involved, see "Note 6. Restructuring, Impairment, and Plant Closing and Transition Costs" of the notes to unaudited condensed consolidated financial statements.

•We paid approximately $6 million for carbon emissions credits during the nine months ended September 30, 2022. We expect to pay an incremental $2 million for carbon emissions credits in 2022 compared to 2021 as a result of lower free emissions allowances and higher prices for emissions credits in the EU and U.K. We expect to pay approximately $25 million for 2022 carbon credits in the first quarter of 2023. We expect the impact of carbon emissions on our liquidity beyond 2022 to be driven by market pricing for carbon emissions credits and continued reductions in free allowances from the EU and U.K. authorities.

•We are closing our Pori, Finland, TiO2 manufacturing facility and we have terminated production at the Pori site during the first quarter 2022. As a result of the closure, we anticipate future cash payments of approximately $53 million, of which $22 million is related to our Pori restructuring plan and $31 million relates to other Pori plant shutdown costs. We anticipate $3 million of these cash payments will be made during the remainder of 2022.

•We received $85 million from a legal settlement with Tronox on April 25, 2022, and we received $13 million in a legal settlement with NES on July 14, 2022. For further discussion see Note 11. Commitments and Contingencies in the Notes to our unaudited condensed consolidated financial statements.

•During 2022, through a series of transactions, we terminated existing, and re-entered into new, cross currency swaps, resulting in total cash proceeds of $24 million. The terminations resulted in $8 million received in the second quarter and $16 million received in the third quarter of 2022.

•In addition, we or our affiliates may, at any time and from time to time, seek to retire or purchase our outstanding debt through cash purchases and/or exchanges for equity or debt, in open-market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will be upon such terms and at such prices as we may determine, and will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

•We received proceeds of $42 million, net of $9 million of taxes and other expenses, during the fourth quarter of 2022 as a result of the $51 million sale-leaseback transaction for our color pigments facility located in Los Angeles, California.

•Thus far during the fourth quarter of 2022, we have borrowed $75 million on our revolving line of credit and we have approximately $75 million of cash on hand as of November 14, 2022.

We have $946 million in debt outstanding comprised of $354 million under our Term Loan Facility, $219 million under our 9.5% Senior Secured Notes due 2025 and $373 million under our 5.75% Senior Unsecured Notes due 2025. Through September 30, 2022, we are in compliance with all applicable financial covenants included in the terms of our Senior Credit Facility, Senior Secured Notes and Senior Unsecured Notes.

As of September 30, 2022 and December 31, 2021, we had $24 million and $4 million, respectively, classified as the current portion of debt.

Our Term Loan Facility will mature in August 2024. Our ability to refinance the facility may be constrained by our financial condition and operating performance, which are subject to prevailing economic and competitive conditions, unsettled capital markets, which have been persistent in the second half of 2022, and by the October 2022 downgrade of our credit rating by S&P Global Ratings.

As of September 30, 2022 and December 31, 2021, we had $17 million and $23 million, respectively, of cash and cash equivalents held outside of the U.K., U.S. and Europe, including our variable interest entities. As of September 30, 2022, our non-U.K. subsidiaries have no plan to distribute funds in a manner that would cause them to be subject to U.K., U.S., or other local country taxation.

Cash Flows for the Nine Months Ended September 30, 2022 Compared to the Nine Months Ended September 30, 2021

Net cash used in operating activities was $87 million for the nine months ended September 30, 2022, compared to cash provided by operating activities of $2 million for the nine months ended September 30, 2021. The unfavorable variance in net cash used in operating activities for the nine months ended September 30, 2022 compared with the same period in 2021 was driven by a $199 million unfavorable variance in cash flows from changes in operating assets and liabilities and was partially offset by $98 million of cash received from legal settlements during the year.

Net cash used in investing activities was $55 million for the nine months ended September 30, 2022, compared to $47 million for the nine months ended September 30, 2021. The increase in net cash used in investing activities was primarily attributable to additional net cash contributed to unconsolidated affiliates of $9 million compared to 2021.

Net cash provided by financing activities was $37 million for the nine months ended September 30, 2022, compared to net cash used in financing activities of $12 million for the nine months ended September 30, 2021. The favorable variance in net cash used in financing activities for the nine months ended September 30, 2022 compared with the same period in 2021 was primarily attributable to cash received for settlement of cross-currency swaps and borrowings on notes payable to finance insurance premiums.

Changes in Financial Condition

The following information summarizes our current assets and liabilities as of September 30, 2022 and December 31, 2021:

(Dollars in millions)	September 30, 2022	December 31, 2021	Increase (Decrease)	Percent Change
Cash and cash equivalents	$45	$156	$(111)	(71%)
Accounts and notes receivable, net	339	363	(24)	(7%)
Accounts receivable from affiliates	1	8	(7)	(88%)
Inventories	596	478	118	25%
Prepaid expenses	43	23	20	87%
Other current assets	58	61	(3)	(5%)
Total current assets	$1,082	$1,089	$(7)	(1%)
Accounts payable	331	360	(29)	(8%)
Accounts payable to affiliates	21	17	4	24%
Accrued liabilities	108	125	(17)	(14%)
Current operating lease liability	5	6	(1)	(17%)
Current portion of debt	24	5	19	380%
Total current liabilities	$489	$513	$(24)	(5%)
Net current assets	$593	$576	$17	3%

Our net current assets increased by $17 million as a result of the net impact of the following significant changes:

•Cash and cash equivalents decreased by $111 million primarily due to $87 million of cash outflows due to operating activities, $55 million of cash outflows for investing activities, and offset by cash inflows of $37 million for financing activities.
•Accounts receivable decreased by $24 million, or 7%, from December 31, 2021 to September 30, 2022 primarily as a result of the impact of foreign exchange rates during the year.
•Accounts receivable from affiliates decreased by $7 million from December 31, 2021 to September 30, 2022 as a result of the timing of the payments made for raw materials for the operations at our joint venture which had not yet been settled at the respective balance sheet dates.
•Inventory increased $118 million at September 30, 2022 as compared to the prior year-end which reflects an increase in raw materials of $44 million driven by the impact of foreign exchange rates, timing of raw material shipments and increases in raw material costs, and a $73 million increase in finished goods as a result of the impact of foreign exchange rates, higher costs and a decrease in customer demand.
•Prepaid expenses increased by $20 million, or 87%, from December 31, 2021 to September 30, 2022 as a result the timing of the renewal of our insurance premiums and as a result of an increase in prepaid energy costs.
•Accounts payable decreased by $29 million primarily as a result of the impact of foreign exchange rates during the year.
•Current portion of debt increased by $19 million, or 380%, as a result of financing our insurance premiums in 2022.

Financing Arrangements

For a discussion of financing arrangements see "Note 7. Debt" of the notes to unaudited condensed consolidated financial statements.

Restructuring, Impairment and Plant Closing and Transition Costs

For a discussion of our restructuring plans and the costs involved, see "Note 6. Restructuring, Impairment, and Plant Closing and Transition Costs" of the notes to unaudited condensed consolidated financial statements.

Legal Proceedings

For a discussion of legal proceedings, see "Note 11. Commitments and Contingencies—Legal Matters" of the notes to unaudited condensed consolidated financial statements.

Environmental, Health and Safety Matters

As noted in the 2021 Form 20-F, specifically within "Part I. Item 4. Business Overview—Environmental, Health and Safety Matters" and "Part I. Item 3D. Risk Factors," we are subject to extensive environmental regulations, which may impose significant additional costs on our operations in the future. While we do not expect any of these enactments or proposals to have a material adverse effect on us in the near term, we cannot predict the longer-term effect of any of these regulations or proposals on our future financial condition. For a discussion of EHS matters, see "Note 12. Environmental, Health and Safety Matters" of the notes to unaudited condensed consolidated financial statements.

Recently Issued Accounting Pronouncements

For a discussion of recently issued accounting pronouncements, see "Note 2. Recently Issued Accounting Pronouncements" of the notes to unaudited condensed consolidated financial statements.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts in our unaudited condensed consolidated financial statements. There have been no changes to our critical accounting policies or estimates. See the Company’s critical accounting policies in "Part I. Item 5. Operating and Financial Review and Prospects and Liquidity and Capital Resources—Critical Accounting Estimates" in the 2021 Form 20-F.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks, such as changes in interest rates, foreign exchange rates, and commodity prices. We manage these risks through normal operating and financing activities and, when appropriate, through the use of derivative instruments. We do not invest in derivative instruments for speculative purposes.

Interest Rate Risk

We are exposed to interest rate risk through the structure of our debt portfolio which includes a mix of fixed and floating rates. Actions taken to reduce interest rate risk include managing the mix and rate characteristics of various interest-bearing liabilities.

The carrying value of our floating rate debt is $354 million at September 30, 2022. A hypothetical 1% increase in interest rates on our floating rate debt as of September 30, 2022, would increase our interest expense by approximately $4 million on an annualized basis.

Foreign Exchange Rate Risk

We are exposed to market risks associated with foreign exchange. Our cash flows and earnings are subject to fluctuations due to exchange rate variation. Our revenues and expenses are denominated in various foreign currencies. We enter into foreign currency derivative instruments to minimize the short-term impact of movements in foreign currency rates. Where practicable, we generally net multicurrency cash balances among our subsidiaries to help reduce exposure to foreign currency exchange rates. Certain other exposures may be managed from time to time through financial market transactions, principally through the purchase of spot or forward foreign exchange contracts (generally with maturities of three months or less). We do not hedge our foreign currency exposures in a manner that would eliminate the effect of changes in exchange rates on our cash flows and earnings. At September 30, 2022 and December 31, 2021, we had $77 million and $68 million, respectively, notional amount (in U.S. Dollar equivalents) outstanding in foreign currency contracts with a term of approximately one month.

In August 2019, we entered into three cross-currency swaps which notionally exchanged $200 million at a fixed rate of 5.75% for €181 million on which a weighted average rate of 3.73% was payable. The cross-currency swaps were designated as cash flow hedges of a fixed rate U.S. Dollar intercompany loan and the economic effect was to eliminate uncertainty on the U.S. Dollar cash flows.

In May 2022, we terminated the three cross-currency interest rate swaps entered into in 2019, resulting in cash proceeds of $8 million. Concurrently, we entered into three new cross-currency interest rate swaps which notionally exchanged $200 million at a fixed rate of 5.75% for €188 million on which a weighted average rate of 4.11% is payable. The cross-currency swaps have been designated as fair value hedges of a fixed rate U.S. Dollar intercompany loan. The cross-currency swaps are set to mature in July 2025, which is the best estimate of the repayment date on the intercompany loan.

During the third quarter of 2022, we entered into four transactions whereby we terminated and concurrently entered into new cross-currency interest rate swaps resulting in total cash proceeds of $16 million. As of September 30, 2022 we have three cross-currency interest rate swaps which notionally exchanged $200 million at a fixed rate of 5.75% for €207 million on which a weighted average rate of 4.30% is payable. The cross-currency swaps have been designated as fair value hedges of a fixed rate U.S. Dollar intercompany loan. The cross-currency swaps are set to mature in July 2025, which is the best estimate of the repayment date on the intercompany loan.

Commodity Price Risk

A portion of our products and raw materials are commodities whose prices fluctuate as market supply and demand fundamentals change. Accordingly, product margins and the level of our profitability tend to fluctuate with the changes in the business cycle. We try to protect against such instability through various business strategies. These include provisions in sales contracts allowing us to pass on higher raw material costs through timely price increases and formula price contracts to transfer or share commodity price risk. We also manage our raw material and energy costs with a mix of fixed and variable price supply arrangements, some of which require the purchase of minimum quantities. We did not have any commodity derivative instruments that were required to be marked-to-market as of September 30, 2022 and December 31, 2021.

PART II - OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

Except as set forth below, there have been no material developments with respect to the legal proceedings referenced in "Part III. Item 18. Financial Statements, Note 22. Commitments and Contingencies—Legal Matters" of our Annual Report on Form 20-F for the year ended December 31, 2021.

In re: Venator Materials PLC Securities Litigation
We were a party to litigation proceedings filed in federal courts alleging that inaccurate and misleading statements were made regarding the impact to our operations, and prospects for restoration thereof, resulting from the fire that occurred at our Pori, Finland manufacturing facility in 2017, among other allegations. On October 29, 2019, the federal court cases were consolidated into a single action in the U.S. District Court for the Southern District of Texas, known as In re: Venator Materials PLC Securities Litigation. The Company entered into definitive documentation with the plaintiffs to settle this matter, which received final approval by the court on September 9, 2022. All of the Company’s payment obligations under the settlement are covered by insurance, except for an amount not material to Venator's financial statements which was made during the second quarter of 2022.
Neste Engineering Services Matter
We were party to an arbitration proceeding initiated by Neste Engineering Services Oy (“NES”) on December 19, 2018, for payment of invoices allegedly due of approximately €14 million in connection with the delivery of services by NES to the Company in respect of the Pori site rebuild project. A settlement agreement regarding all claims and the counterclaim in the arbitration, without admission of liability by either party, was reached on July 3, 2022, pursuant to which NES’s outstanding invoices allegedly due, for which we previously accrued, are deemed to have been discharged in full and NES was required to make a payment to Venator of approximately $13 million in connection with Venator’s counterclaim. Payment was received on July 14, 2022. We recognized $10 million of income in Other operating (income) expense on our unaudited condensed consolidated statement of operations as a result of the settlement with NES during the second quarter of 2022 and we recognized a further approximately $13 million in the third quarter of 2022 upon receipt of the payment from NES.
Tronox Litigation
On April 26, 2019, we acquired intangible assets related to the European paper laminates product line from Tronox. A separate agreement with Tronox entered into on July 14, 2018 requires that Tronox promptly pay us a “break fee” of $75 million upon the consummation of Tronox’s merger with The National Titanium Dioxide Company Limited (“Cristal”) once the sale of the European paper laminates business to us was consummated, if the sale of Cristal’s Ashtabula manufacturing complex to us was not completed.
On May 14, 2019, we commenced a lawsuit in the Delaware Superior Court against Tronox arising from Tronox's breach of its obligation to pay the break fee. We sought a judgment for $75 million, plus pre- and post-judgment interest, and reasonable attorneys' fees and costs. On April 6, 2022, the Superior Court granted judgment as a matter of law in Venator’s favor for $75 million plus interest, and rejected Tronox’s counterclaim for damages. On April 18, 2022, we and Tronox entered into a settlement agreement and release pursuant to which each party agreed to settle and release its claims against the other party in the Delaware Superior Court and pursuant to which Tronox agreed to pay Venator $85 million, which payment was made on April 25, 2022, and recorded to Other income, net in our unaudited condensed consolidated statement of operations.

ITEM 1A. RISK FACTORS

The business, financial condition and operating results of the Company can be affected by a number of factors, whether currently known or unknown, including but not limited to those described in Part I, Item 3D. of the 2021 Form 20-F, under the heading “Risk Factors.” In addition to those risk factors, the below risk factor is applicable to us. Any one or more of these risk factors could, in whole or in part, directly or indirectly, materially adversely impact the

Company's business and stock price and cause the Company’s actual financial condition and operating results to vary materially from its past, or its anticipated future, financial condition and operating results.

Price inflation for labor, materials and services, further exacerbated by volatility in energy and commodity markets by the war in Ukraine, could adversely affect our business, results of operations and financial condition.

We have experienced considerable price inflation in costs for energy, materials, labor, and services during 2022. We may not be able to pass through inflationary cost increases and, if inflationary pressures are sustained, we may only be able to recoup a portion of our increased costs in future periods. Our ability to raise prices to reflect increased costs may also be limited by competitive conditions in the markets for our products. The war in Ukraine and prolonged geopolitical and economic conflict may continue to result in increased inflation, escalating energy and commodity prices and increasing costs of materials and services (together with shortages or inconsistent availability of materials and services), which may also have the effect of heightening many of our other risks, such as those relating to cyber security, supply chain disruption, volatility in prices and market conditions, our ability to forecast demand, and our ability to successfully implement our global business strategies, any of which could negatively affect our business, results of operations and financial condition.

If we are unable to successfully implement our 2022 cost reduction program, we may not realize the benefits we anticipate from such programs or may incur additional and/or unexpected costs in order to realize them.

We commenced our 2022 Cost Reduction Program in the fourth quarter of 2022. This cost and operational improvement program is designed to increase annual EBITDA by $50 million compared to 2021 by reducing selling, general and administrative expenses, and manufacturing costs through the implementation of more efficient operations and the reduction of manufacturing waste. We intend to complete all the actions necessary to deliver on our target by December 31, 2024.

Cost savings expectations are inherently difficult to predict and are necessarily speculative in nature, and we cannot provide assurance that we will achieve expected cost savings. A variety of factors could cause us not to realize some of the expected cost savings, including, among others, delays in the anticipated timing of activities related to our cost savings programs, lack of sustainability in cost savings over time, unexpected costs associated with operating our business, our ability to reduce headcount while retaining the necessary human capital to implement this plan and our ability to achieve the efficiencies contemplated by the cost savings initiative. We may be unable to realize all of these cost savings within the expected timeframe and we may incur additional or unexpected costs in order to realize them. These cost savings are based upon a number of assumptions and estimates that are in turn based on our analysis of the various factors which currently, and could in the future, impact our business. These assumptions and estimates are inherently uncertain and subject to significant business, operational, economic and competitive uncertainties and contingencies. Certain of the assumptions relate to business decisions that are subject to change, including, among others, our anticipated business strategies, our marketing strategies, our product development strategies and our ability to anticipate and react to business trends. Other assumptions relate to risks and uncertainties beyond our control, including, among others, the economic environment in which we operate, environmental regulation and other developments in our industry as well as conditions in the capital markets. The actual results of implementing the various cost savings initiatives may differ materially from the estimates set out in this report if any of these assumptions prove incorrect. Moreover, our continued efforts to implement these cost savings may divert management attention from the rest of our business and may preclude us from seeking attractive new opportunities, any of which may materially and adversely affect our business.

If we cannot regain compliance with the rules of the New York Stock Exchange’s (the “NYSE”) pertaining to a minimum average price per share, the NYSE may delist our stock, which could negatively affect our company, the price of our common stock and our shareholders’ ability to sell our common stock.

On November 2, 2022, we received notice from the NYSE that we were no longer in compliance with the continued listing standard set forth in Section 802.01C of the NYSE’s Listed Company Manual because the average closing price of the Company’s ordinary shares was less than $1.00 per share over a consecutive 30 trading-day period. In order to regain compliance, on the last trading day of any calendar month during the cure period or on the last business day of the six-month cure period, the Company’s ordinary shares must demonstrate (i) a closing price of at least $1.00 per share and (ii) an average closing share price of at least $1.00 over the 30 trading-day period ending on such date. The Company intends to cure the deficiency within a period permissible under Section 802.01C of the NYSE’s Listed Company Manual. However, there can be no assurances that the Company will meet continued listing standards within the specified cure period.

If we are unable to satisfy the NYSE criteria for continued listing, our ordinary shares would be subject to delisting. A delisting of our ordinary shares could negatively impact us by, among other things, reducing the liquidity and market price of our common stock; reducing the number of investors willing to hold or acquire our common stock, which could negatively impact our ability to raise equity financing; decreasing the amount of news and analyst coverage of the Company; and limiting our ability to issue additional securities or obtain additional financing in the future, which could put additional pressure on our liquidity and ability to continue to operate as a going concern. In addition, delisting from the NYSE may negatively impact our reputation and, consequently, our business.

The proposed sale of a majority of our Color Pigments business is contingent upon the satisfaction of a number of conditions, will require significant time and attention of our management and may have an adverse effect on us if not completed.

On November 14, 2022, we entered into a definitive agreement to sell a majority of our color pigments business to Cathay Industries for an enterprise value of $140 million. Completion of the proposed sale is subject to the satisfaction of various closing conditions, including but not limited to regulatory approvals. There can be no assurance that any of such conditions will be satisfied and that the proposed sale will be successfully completed. The failure to complete the necessary closing conditions, or other unanticipated developments, could delay or prevent the transaction from closing or cause it to occur on terms or conditions that are less favorable than anticipated, which could have a negative impact on the price of our ordinary shares.

Our ongoing businesses may be adversely affected as we pursue the proposed sale, and we may be subject to certain risks and consequences, including, but not limited to, the following:

•execution of the proposed sale has required, and will continue to require, significant time and attention from management, which may postpone the execution of other initiatives that may be beneficial to us;

•completion of the proposed sale will require strategic, structural and process realignment and restructuring actions within our operations, which may require associated expenditures and could lead to a disruption of our operations, as well as the loss of key personnel beneficial to the operation and growth of our remaining businesses; and

•whether or not the proposed sale is completed, we may be responsible for certain costs and expenses incurred for third party advisors, such as legal, accounting and other professional fees, which may be significant.

Any of these factors could have a material adverse effect on our financial condition, results of operations, cash flows and the price of our ordinary shares.

ITEM 6. EXHIBITS

Each exhibit identified below is filed as a part of this report. Exhibits designated with an "*" are filed as an exhibit to this Form 6-K.

Incorporated by Reference
Exhibit Number	Description	Schedule Form	Exhibit	Filing Date
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104*	The cover page to this Quarterly Report on Form 6-K, formatted in XBRL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VENATOR MATERIALS PLC (Registrant)

Date:	November 14, 2022	By:	/s/ Kurt D. Ogden
Kurt D. Ogden
Executive Vice President and Chief Financial Officer